     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 1998
                                                      REGISTRATION NO. 333-49005
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-2


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ------------------------------

                          RICHARDSON ELECTRONICS, LTD.

                (Name of registrant as specified in its charter)

           DELAWARE                 36-2096643
 (State or other jurisdiction    (I.R.S. Employer
                                  Identification
                                       No.)
     of incorporation or
        organization)

                             40W267 KESLINGER ROAD
                                LAFOX, IL 60147
                                 (630) 208-2200
         (Address, including zip code, and telephone number, including area code of registrant's principal executive office)

                                WILLIAM G. SEILS
                          RICHARDSON ELECTRONICS, LTD.
                             40W267 KESLINGER ROAD
                                LAFOX, IL 60147
                                 (630) 208-2370
                               FAX (630) 208-2950
                              E-MAIL WGS@RELL.COM
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                 with copies to

             SCOTT HODES                           TIMOTHY R. M. BRYANT
            DAVID S. GUIN                        MCDERMOTT, WILL & EMERY
            ROSS & HARDIES                  227 WEST MONROE STREET, SUITE 3100
        150 N. MICHIGAN AVENUE                    CHICAGO, IL 60606-5096
        CHICAGO, IL 60601-7567                        (312) 372-2000
            (312) 558-1000                          FAX (312) 984-3669
          FAX (312) 750-8600                      E-MAIL TBRYANT@MWE.COM
  E-MAIL SCOTT.HODES@ROSSHARDIES.COM

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities act of 1933, check the following box. / /

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.   / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION DATED APRIL 9, 1998

                                3,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                 -------------

    OF THE 3,000,000 SHARES OF COMMON STOCK OFFERED HEREBY (THE "OFFERING"), 1,500,000 SHARES OF COMMON STOCK ARE BEING SOLD BY RICHARDSON ELECTRONICS, LTD. (THE "COMPANY" OR "RICHARDSON") AND 1,500,000 SHARES ARE BEING SOLD BY A STOCKHOLDER OF THE COMPANY (THE "SELLING STOCKHOLDER"). THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDER. SEE "PRINCIPAL AND SELLING STOCKHOLDERS."

    THE COMMON STOCK IS QUOTED AND TRADED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "RELL." ON APRIL 8, 1998, THE LAST REPORTED SALE PRICE OF THE COMMON STOCK WAS $12 11/16 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."

                              -------------------

 SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF
      CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                                       PROCEEDS TO
                                                               UNDERWRITING        PROCEEDS TO           SELLING
                                         PRICE TO PUBLIC         DISCOUNT           COMPANY(1)         STOCKHOLDER
Per Share.............................          $                   $                   $                   $
Total (2).............................          $                   $                   $                   $

(1) Before deducting estimated expenses of $400,000, which are payable by the Company.

(2) The Company and the Selling Stockholder have granted the Underwriters a 30-day option to purchase from them pro rata up to 450,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and
    Proceeds to Selling Stockholder will be $    , $    , $    and $    ,
    respectively. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder. See "Underwriting" and "Principal and Selling Stockholders."

                            ------------------------

    THE SHARES OF COMMON STOCK ARE OFFERED BY THE UNDERWRITERS, SUBJECT TO PRIOR SALE, WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THEM, AND SUBJECT TO CERTAIN OTHER CONDITIONS. IT IS EXPECTED THAT DELIVERY OF THE SHARES OF COMMON STOCK
WILL BE MADE ON OR ABOUT                     , 1998 AT THE OFFICES OF CLEARY
GULL REILAND & MCDEVITT INC., MILWAUKEE, WISCONSIN.

CLEARY GULL REILAND & MCDEVITT INC.

                                             MCDONALD & COMPANY SECURITIES, INC.

               The date of this Prospectus is             , 1998.

                           [PICTURES TO BE INSERTED]

Electron tubes for industrial, broadcast, avionics and medical applications.

Radio frequency and microwave components for telecommunications and power-semiconductors for industrial power conversion applications.

Cathode ray tubes, monitors and flat panel displays for data display, marine, medical, radar and avionics applications.

Closed circuit television (CCTV) systems and related security products for industrial and commercial security and surveillance applications.

At the top of the page:

Engineered Solutions for a Wide Range of Electronic Products

                           [PICTURES TO BE INSERTED]

At the bottom of the page:

Richardson serves over 80,000 active customers worldwide

Over 50% of sales are international.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENTS, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, (I) THE TERM "COMPANY" OR "RICHARDSON" REFERS TO RICHARDSON ELECTRONICS, LTD. AND ITS SUBSIDIARIES, AND (II) THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

    THE COMPANY'S FISCAL YEAR ENDS ON THE FRIDAY CLOSEST TO THE END OF MAY OF EACH YEAR, RESULTING IN EITHER A 52 OR 53 WEEK YEAR. REFERENCES TO FISCAL YEARS REFER TO THE FISCAL YEAR ENDING IN THAT CALENDAR YEAR; FOR EXAMPLE, "FISCAL 1997" REFERS TO THE COMPANY'S FISCAL YEAR ENDING MAY 30, 1997. FOR CONVENIENCE, FISCAL YEARS ARE IDENTIFIED AS IF THE YEAR ENDED ON MAY 31.

                                  THE COMPANY

    Richardson Electronics, Ltd. is a specialized international distributor of electronic components, equipment and assemblies primarily for niche industrial applications. Its product offerings include electron tubes, microwave generators, radio frequency ("RF") and microwave components, power semiconductors, data display monitors and electronic security products and systems. These products are used to control, switch or amplify electrical power or signals, or as display, recording or alarm devices. They are used in a wide variety of industrial, communications, medical and scientific applications. The Company derives over 60% of its sales from components used in replacement or repair applications, in contrast to components used in original equipment. Richardson differentiates itself by providing engineered solutions to its customers. Its capabilities extend beyond simple product distribution to include specialty product manufacturing and systems integration and include value-added services such as component assembly, prototype design and manufacture, testing, kitting and logistics. In fiscal 1997, the Company derived over 45% of its sales from products that it electronically or physically modified or sold under its own brand names.

    Richardson serves over 80,000 active customers in 130 countries, including over 40% of the companies in the FORTUNE 500. The Company's salesforce operates from 88 locations throughout the world and services orders from 29 stocking locations. Richardson's commitment is to provide excellent customer service through inventory availability, cost-effective product alternatives and timely delivery. More than 80% of orders received by 6:00 p.m. are shipped complete the same day. In the quarter ended February 28, 1998, 51.7% of the Company's sales were international. The Company sells over 800 vendor lines which encompass more than 300,000 different products. Richardson sells through its technical sales staff and field engineers, telemarketing, product catalogs, the Company's web site and electronic data interchange.

    The Company was founded in 1947 as an electron tube distributor. As its customers migrated to new technologies, Richardson expanded its product offerings to meet their needs. In the quarter ended February 28, 1998, products other than electron tubes accounted for 61.6% of sales, up from 35.3% five years earlier. The Company has increased its sales at a compound annual growth rate of 15.4%, from $34.2 million in 1983, the year of its initial public offering, to $255.1 million in fiscal 1997, through a combination of internal growth and selected acquisitions.

    Richardson's growth strategy emphasizes: (i) internal sales growth from geographic and product line expansion, (ii) continuous operational improvement intended to maximize gross margins; reduce selling, general and administrative costs as a percentage of revenue; increase inventory turns; and otherwise improve operating efficiencies and asset utilization and (iii) acquisition of businesses or significant product lines which will expand the Company's product offerings, geographic scope or customer base. During the last two years, the Company completed six acquisitions. Since fiscal 1995, the Company has made key additions to its management team to support growth and execute this strategy.

    Richardson organizes its marketing, sales, product management and purchasing functions into the following four strategic business units ("SBUs"):

    - ELECTRON DEVICE GROUP ("EDG"). EDG's principal products, electron tubes, are used to control, switch, oscillate or amplify electrical power. This technology has been used for more than 80 years in electronic circuitry throughout the industrialized world. With such a vast installed base, replacement applications represent EDG's primary focus. The Company sells products directly to end users in industries including automotive, communications, marine, plastics, steel and textiles. Common applications include use in broadcasting equipment, motor speed controls, industrial heating systems, radar systems and welding equipment. The Company believes it is one of the few distributors offering a broad range of these products. Certain areas within EDG represent important growth opportunities, especially sales to customers in developing nations; sales of products to medical customers for use in x-ray and other imaging equipment; and sales of microwave generators for a wide variety of industrial and commercial heating applications. For the first nine months of fiscal 1998, EDG represented 38.8% of the Company's overall sales and, compared to the same period in the prior year, sales grew 2.6%, all of which was internally generated.

    - SOLID STATE AND COMPONENTS ("SSC"). SSC focuses its broad product offerings on two specialized markets. SSC sells (i) RF and microwave components directly to customers in the growing wireless and telecommunications markets, as well as in the broadcast and avionics markets, and (ii) power semiconductors and related components directly to a wide spectrum of industrial customers for use in electric power conversion applications. SSC derives the majority of its sales from products intended for use by original equipment manufacturers in new finished goods, and in particular, base stations and other RF transmission applications for the telecommunications market. For the first nine months of fiscal 1998, SSC represented 28.9% of the Company's overall sales and, compared to the same period in the prior year, sales grew 21.2%. Excluding the effects of an acquisition, SSC's internally generated sales grew 16.3%.

    - DISPLAY PRODUCTS GROUP ("DPG"). DPG's largest product line is replacement cathode ray tubes ("CRTs") used in data display monitors for applications such as in computer networks, instrumentation displays, broadcast monitors, radar systems, viewfinders and TelePrompTers-Registered Trademark-. From a base of approximately 200 standard CRTs, DPG can provide over 200,000 product offerings with its value-added capabilities to cost-effectively meet its customers' needs. Principal customers include airlines, banks, hospitals, utilities and both independent and original equipment service and repair organizations. In addition to CRTs, the Company markets services such as system integration and engineering. DPG has recently expanded its product breadth to include the distribution of new data display monitors and flat panel display products. For the first nine months of fiscal 1998, DPG represented 10.1% of the Company's overall sales and, compared to the same period in the prior year, sales grew 4.0%, all of which was internally generated.

    - SECURITY SYSTEMS DIVISION ("SSD"). SSD serves the growing commercial security and surveillance industry with a primary emphasis on closed circuit television ("CCTV") systems and components. SSD's principal value-added service is system design. SSD's products for CCTV applications include cameras, mounts, monitors, recorders, lenses and related accessories. Additionally, SSD provides electronic components for burglar and fire detection systems, access control systems and commercial sound systems. SSD grew significantly due to the February 1997 acquisition of Burtek Systems and the August 1997 acquisition of Security Service International. For the first nine months of fiscal 1998, SSD represented 22.2% of the Company's overall sales and, compared to the same period in the prior year, sales grew 104%. Excluding the effects of the two acquisitions, SSD's internally generated sales grew 26.3%.

    The Company's executive offices are located at 40W267 Keslinger Road, LaFox, Illinois 60147, its telephone number is (630) 208-2200, and its web site address is http://www.rell.com.

                                  THE OFFERING

Common Stock offered by the Company.......................  1,500,000 shares

Common Stock offered by the Selling Stockholder...........  1,500,000 shares

Common Stock and Class B Common Stock outstanding after
  the Offering (1)........................................  13,746,221 shares

Use of Proceeds...........................................  For reduction of indebtedness and general corporate purposes,
                                                            including working capital and
                                                            possible acquisitions. See "Use
                                                            of Proceeds."

Nasdaq National Market Symbol.............................  RELL

------------------------

(1) BASED ON THE NUMBER OF SHARES OUTSTANDING ON MARCH 31, 1998; INCLUDES 3,239,330 SHARES OF OUTSTANDING CLASS B COMMON STOCK, BUT EXCLUDES 3,680,609 SHARES OF COMMON STOCK RESERVED FOR ISSUANCE UPON CONVERSION OF THE COMPANY'S CONVERTIBLE DEBENTURES AT A WEIGHTED AVERAGE CONVERSION PRICE OF $19.24 AND 1,389,699 SHARES OF COMMON STOCK RESERVED FOR ISSUANCE UPON EXERCISE OF OUTSTANDING OPTIONS GRANTED UNDER VARIOUS STOCK OPTION PLANS AT A WEIGHTED AVERAGE EXERCISE PRICE OF $7.68. UPON CONSUMMATION OF THE OFFERING, AN AGGREGATE OF 740,159 OPTIONS GRANTED UNDER SUCH PLANS WILL BE VESTED AND EXERCISABLE. SEE "RISK FACTORS--SHARES ELIGIBLE FOR FUTURE SALE."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     FISCAL YEAR ENDED MAY 31,                    FIRST NINE MONTHS
                                       -----------------------------------------------------  -------------------------
                                         1993      1994(1)    1995(2)     1996      1997(3)     1997(3)        1998
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
STATEMENT OF OPERATIONS DATA:
Net sales............................  $ 159,215  $ 172,094  $ 208,118  $ 239,667  $ 255,139   $ 183,874    $  223,442
Cost of products sold................    111,620    151,203    152,785    169,123    187,675     137,182       159,596
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
  Gross margin.......................     47,595     20,891     55,333     70,544     67,464      46,692        63,846
Selling, general and administrative
 expenses............................     38,070     41,226     48,674     52,974     62,333      46,508        48,525
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
    Operating income (loss)..........      9,525    (20,335)     6,659     17,570      5,131         184        15,321
Other expense, net...................      5,023      5,874      4,028      5,559      7,856       5,512         5,711
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
  Income (loss) before income taxes
    and extraordinary item...........      4,502    (26,209)     2,631     12,011     (2,725)     (5,328)        9,610
Income tax provision (benefit).......      1,700     (6,400)       150      3,900     (1,720)     (2,500)        2,880
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
  Income (loss) before extraordinary
    item.............................      2,802    (19,809)     2,481      8,111     (1,005)     (2,828)        6,730
Extraordinary gain (loss), net of
 tax.................................     --         --            527     --           (488)       (488)       --
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
    Net income (loss)................  $   2,802  $ (19,809) $   3,008  $   8,111  $  (1,493)  $  (3,316)   $    6,730
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
INCOME (LOSS) PER SHARE--BASIC:(4)
  Before extraordinary item..........  $     .25  $   (1.76) $     .22  $     .70  $    (.08)  $    (.24)   $      .56
  Extraordinary gain (loss), net of
    tax..............................     --         --            .05     --           (.04)       (.04)       --
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
    Net income (loss) per share......  $     .25  $   (1.76) $     .27  $     .70  $    (.12)  $    (.28)   $      .56
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
  Average shares outstanding.........     11,251     11,285     11,425     11,659     11,892      11,886        12,096
INCOME (LOSS) PER SHARE--DILUTED:(4)
  Before extraordinary item..........  $     .25  $   (1.76) $     .21  $     .68  $    (.08)  $    (.24)   $      .54
  Extraordinary gain (loss), net of
    tax..............................     --         --            .05     --           (.04)       (.04)       --
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
    Net income (loss) per share......  $     .25  $   (1.76) $     .26  $     .68  $    (.12)  $    (.28)   $      .54
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
  Average shares outstanding.........     11,335     11,285     11,566     12,002     11,892      11,886        12,476

DIVIDENDS PAID PER SHARE OF
 COMMON STOCK........................  $     .16  $     .16  $     .16  $     .16  $     .16   $     .12    $      .12

NET SALES BY STRATEGIC BUSINESS UNIT:
  Electron Device Group (EDG)........  $  97,846  $  91,736  $ 105,454  $ 109,925  $ 113,700   $  84,647    $   86,823
  Solid State & Components (SSC).....     31,619     42,274     52,409     67,976     74,209      53,201        64,484
  Display Products Group (DPG).......     19,076     27,150     36,502     36,154     29,377      21,737        22,617
  Security Systems Division (SSD)....     10,674     10,934     13,753     25,612     37,853      24,289        49,518
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
    Consolidated.....................  $ 159,215  $ 172,094  $ 208,118  $ 239,667  $ 255,139   $ 183,874    $  223,442
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------
                                       ---------  ---------  ---------  ---------  ---------  -----------  ------------

                                                                                                  FEBRUARY 28, 1998
                                                                                               ------------------------
                                                                                                 ACTUAL     ADJUSTED(5)
                                                                                               -----------  -----------
BALANCE SHEET DATA:
Working capital, net.........................................................................   $ 141,227    $ 141,227
Total assets.................................................................................     199,654      199,654
Long-term debt, including current portion....................................................     105,623       88,134
Stockholders' equity.........................................................................      64,211       81,700

(1) IN SEPTEMBER 1991, THE COMPANY SETTLED AN ANTITRUST SUIT WITH THE U.S. DEPARTMENT OF JUSTICE RELATED TO ITS PARTICIPATION IN THE ELECTRON TUBE MANUFACTURING INDUSTRY. AS A CONSEQUENCE, CERTAIN OF ITS MANUFACTURING ACTIVITIES BECAME UNECONOMIC AND WERE DIVESTED OR DISCONTINUED. IN FISCAL 1994, COST OF PRODUCTS SOLD INCLUDED A $26.5 MILLION PROVISION, OF WHICH $21.4 MILLION WAS FOR THE DISPOSITION OF THE COMPANY'S MANUFACTURING OPERATIONS IN BRIVE, FRANCE, AND $5.1 MILLION WAS FOR INCREMENTAL COSTS RELATED TO THE PHASE-DOWN OF CERTAIN DOMESTIC MANUFACTURING OPERATIONS. NET OF TAX, THESE CHARGES INCREASED THE NET LOSS BY $19.5 MILLION, OR $1.73 PER SHARE.

(2) IN FISCAL 1995, THE COMPANY RECORDED A CHARGE FOR THE SETTLEMENT OF A MONETARY CLAIM RELATED TO A 1989 CONTRACT WHICH REDUCED GROSS MARGIN BY $4.7 MILLION AND NET INCOME BY $2.3 MILLION, OR $.20 PER SHARE. THE COMPANY ALSO RECORDED AN EXTRAORDINARY GAIN OF $527,000, OR $.05 PER SHARE, NET OF TAX, ON THE REPURCHASE OF CERTAIN OF THE COMPANY'S CONVERTIBLE DEBENTURES.

(3) IN THE THIRD QUARTER OF FISCAL 1997, THE COMPANY RECORDED SPECIAL CHARGES FOR SEVERANCE AND OTHER COSTS RELATED TO A CORPORATE REORGANIZATION AND A RE-EVALUATION OF RESERVE ESTIMATES WHICH INCREASED COST OF PRODUCTS SOLD BY $7.2 MILLION AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES BY $3.8 MILLION. NET OF TAX, THESE CHARGES REDUCED NET INCOME BY $6.7 MILLION, OR $.56 PER SHARE. THE COMPANY ALSO RECORDED AN EXTRAORDINARY LOSS OF $488,000, OR $.04 PER SHARE, NET OF TAX, ON THE EXCHANGE OF CERTAIN OF THE COMPANY'S CONVERTIBLE DEBENTURES.

(4) THE COMPANY HAS ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 128, "EARNINGS PER SHARE," WHICH BECAME EFFECTIVE DECEMBER 1997. THE EARNINGS PER SHARE AMOUNTS FOR 1997 AND PRIOR YEARS HAVE BEEN RESTATED TO COMPLY WITH THIS STATEMENT.

(5) ADJUSTED TO GIVE EFFECT TO THE SALE OF 1,500,000 SHARES OF COMMON STOCK OFFERED BY THE COMPANY HEREBY AT AN ASSUMED OFFERING PRICE OF $12 11/16 PER SHARE AND THE APPLICATION OF NET PROCEEDS THEREFROM. SEE "USE OF PROCEEDS."

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE DECIDING WHETHER TO INVEST IN THE COMMON STOCK OFFERED HEREBY.

    ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS ARE STATEMENTS THAT CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). THE WORDS "EXPECT," "ESTIMATE," "ANTICIPATE," "PREDICT," "BELIEVE" AND SIMILAR EXPRESSIONS AND VARIATIONS THEREOF ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS PROSPECTUS AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY, ITS DIRECTORS OR ITS OFFICERS WITH RESPECT TO, AMONG OTHER THINGS: (I) TRENDS AFFECTING THE COMPANY'S FINANCIAL CONDITION OR RESULTS OF OPERATIONS; (II) THE COMPANY'S FINANCING PLANS; (III) THE COMPANY'S BUSINESS AND GROWTH STRATEGIES, INCLUDING POTENTIAL ACQUISITIONS; (IV) OTHER PLANS AND OBJECTIVES FOR FUTURE OPERATIONS; AND (V) THE USE OF THE NET PROCEEDS FROM THE SALE OF COMMON STOCK BY THE COMPANY IN THIS OFFERING. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PREDICTED IN THE FORWARD-LOOKING STATEMENTS, AS A RESULT OF VARIOUS FACTORS. THE ACCOMPANYING INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING THE INFORMATION SET FORTH UNDER THE HEADINGS "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS INFORMATION CONTAINED IN THE COMPANY'S OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES.

COMPETITION; INVENTORY RISKS

    Each of the Company's SBUs faces substantial competition in its respective markets. Many of the Company's competitors have significantly greater resources and broader name recognition than the Company. Richardson faces competition mainly from original equipment manufacturers in the after-market for replacement of parts and from hundreds of electronic component distributors of various sizes, locations and market focuses. Engineering capability, vendor representation and product diversity create segmentation among distributors. Richardson believes that the key competitive factors in its markets are the ability to provide engineered solutions, inventory availability, quality, reliable delivery and price. There can be no assurance that the Company will be able to continue to compete effectively with existing or potential competitors. In addition, gross margins in the businesses in which the Company's SSC strategic business unit competes have declined in recent years due to competitive pressures. Also the size of the available market for certain of the products historically sold by Richardson has declined in recent years due to technological changes. The Company believes these trends will continue. See "Business-Strategic Business Units" and "Business-Competition." Further, because a portion of the business of its EDG strategic business unit is trailing edge technology and manufacturers are exiting the business, Richardson occasionally makes last time inventory purchases. There can be no assurance that the Company will be able to dispose of all of such inventory.

DEPENDENCE UPON KEY VENDORS

    Many kinds of products distributed by the Company are currently produced by a relatively small number of manufacturers. The Company's future success will depend, in large part, on maintaining current vendor relationships and developing new relationships. Richardson believes that vendors supplying products to certain of the product lines of its EDG strategic business unit are consolidating their distribution relationships or exiting the business. Richardson's three largest suppliers are Communications & Power Industries, Inc., Covimag S.A. and M/A-COM, Inc., which accounted for 10.3%, 5.6% and 5.0% of the Company's overall purchases in fiscal 1997, respectively. See "Business-Distribution and Marketing." The loss of, or significant disruptions in the relationship with, several principal vendors could have a material adverse effect on Richardson. The Company has in the past and may in the future experience difficulties obtaining, in a timely manner, certain products. The inability of suppliers to provide the Company with the required quantity or quality of products could have a material adverse effect on the Company's business until such time as an alternate source of supply for such products is found.

STRATEGIC BUSINESS UNIT CUSTOMER CONCENTRATION

    Each of the Company's SBUs has one or several key customers that account for a meaningful share of its sales though no single customer accounted for more than 2% of the Company's sales in fiscal 1997. Generally, the Company does not have long term supply contracts with its customers and they may unilaterally reduce or discontinue their purchases. Product sales by Richardson are typically made on a purchase-order basis. The loss of several of the Company's largest customers, or their substantial reduction in level of purchases, or the failure of several of such customers to pay for their purchases from the Company on a timely basis, could have a material adverse effect on the Company. There can be no assurance that the Company's largest customers will continue to place orders with Richardson or that orders by such customers will continue at their previous levels.

CONTROL BY PRINCIPAL STOCKHOLDER

    Upon completion of this Offering, Edward J. Richardson, Chairman of the Board and Chief Executive Officer, will beneficially own a 31.8% economic share and a 77.1% voting share of the Company. The Company's certificate of incorporation does not provide for cumulative voting. As a result, Mr. Richardson effectively is able to control the Company, including the election of directors, and a sale of the Company could not be effected without his approval. See "Principal and Selling Stockholders." The Company's new $50.0 million revolving credit facility contains provisions which would result in a default thereunder if Mr. Richardson owns fewer shares of the Company's voting stock than is required to elect a majority of the Company's Board of Directors and control any amendment to its by-laws.

DEPENDENCE UPON KEY AND TECHNICAL PERSONNEL

    The recent success of the Company has been largely dependent upon the efforts and abilities of certain key members of its senior management, including Edward J. Richardson, Chairman of the Board and Chief Executive Officer, and Bruce W. Johnson, President and Chief Operating Officer. See "Management." The loss of their services for any reason could have a material adverse effect on the Company. In addition, the Company's success is dependent upon its ability to recruit and retain qualified personnel, including technical and engineering personnel. Competition for such personnel is intense, and there can be no assurance that Richardson will be successful in attracting or retaining such personnel. The failure to attract or retain such persons could have a material adverse effect on the Company.

INTERNATIONAL TRADE AND EXCHANGE RATE FLUCTUATIONS

    In fiscal 1997, 48.5% and 33.4% of the Company's sales and purchases of products, respectively, were made internationally and 7.4% and 13.1%, respectively, were made in Asia. Many Asian countries have recently experienced economic distress, including currency devaluation, bank failures and general contraction of economic output. The Company cannot predict the impact of these recent events on its future business performance. International trade is subject to numerous risks, including labor strikes, shipping costs and delays, political or economic instability, trade restrictions, export controls, customs regulations, tariff and import duties, foreign exchange restrictions which limit the repatriation of investments and earnings therefrom, changes in taxation or international tax treaties, other government regulation, military action and other hostilities and confiscation of property. Such risks could result in substantial increases in costs, the reduction of profit, the inability to do business and other adverse effects.

    Since the revenues and expenses of Richardson's foreign operations are generally denominated in local currencies, exchange rate fluctuations between local currencies and the U.S. dollar subject the

Company to currency exchange risks with respect to the results of its foreign operations to the extent it is unable to denominate its purchases or sales in U.S. dollars or otherwise shift to its customers or suppliers the risk of currency exchange rate fluctuations. The Company currently does not engage in currency hedging transactions but may do so in the future. Fluctuations in exchange rates may affect the results of the Company's international operations reported in U.S. dollars and the value of such operations' net assets reported in U.S. dollars. Additionally, the competitive position of the Company may be affected by the relative strength of the currencies in countries where its products are sold. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS OF BUSINESS ACQUISITIONS

    Richardson's growth strategy includes expansion through acquisitions. A portion of the net proceeds from this Offering may be used for potential acquisitions. See "Use of Proceeds." There can be no assurance that the Company will be able to successfully negotiate with potential acquisition candidates, secure acquisition financing on acceptable terms, complete acquisitions, integrate acquired operations and management into existing operations or expand into new markets. There can be no assurance that acquisitions will not have an adverse effect on the Company's operating results, particularly in the periods following the completion of such acquisitions while the management and operations of the acquired business are being integrated into Richardson's operations. Once integrated, acquired operations may not achieve levels of profitability or productivity comparable with those of Richardson's existing operations, or otherwise perform as expected. In addition, the Company competes for acquisition and expansion opportunities with companies that have substantially greater resources than those of Richardson. The Company currently has no agreements, arrangements or understandings with respect to any future material acquisition and there can be no assurance that any such acquisition will be consummated. See "Business-Growth Strategy."

MANAGEMENT OF GROWTH

    The Company's ability to sustain its historical growth rate will depend upon several factors, including Richardson's ability to recruit, train and retain a skilled workforce to support its expanding operations. There can be no assurance that the Company will be able to sustain its historical rate of sales growth, continue its profitable operations, develop the required workforce or manage any future growth successfully.

MARKET CONDITIONS; POSSIBLE VOLATILITY OF STOCK PRICE

    From time to time, there may be significant volatility in the market price for the Common Stock. The Company is not able to predict the effect on market prices from the distribution of the shares of Common Stock covered by this Prospectus. Further, factors such as new distribution franchise announcements by the Company, quarterly fluctuations in the Company's operating results and general conditions in the securities markets may have a significant impact on the market price of the Common Stock. These fluctuations may be compounded by the historically low trading volume in the Common Stock. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

CONTINUATION OF DIVIDENDS

    There can be no assurance that Richardson will continue to pay cash dividends on its Common Stock. The Company may decide that cash otherwise available for dividends needs to be retained for various reasons. Also, the Company's convertible debentures and other borrowing arrangements contain restrictions on the payment of cash dividends. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this Offering, the Company will have 13,746,221 shares of Common Stock and Class B Common Stock outstanding. All of these shares will be freely tradable without restriction under the Securities Act, unless held by affiliates of the Company. In addition to the foregoing, as of March 31, 1998, the Company had outstanding options for 1,389,699 shares of Common Stock, of which 740,159 options were then currently exercisable, and there were 3,680,609 shares of Common Stock issuable upon conversion of the Company's convertible debentures. Furthermore there were an additional 784,622 shares of Common Stock available for shares which may be granted or sold in the future under the Company's various plans. All such shares of Common Stock either have been registered on previously filed and currently effective registration statements or do not require registration and as such will be freely tradable without restriction under the Securities Act upon issuance unless held by affiliates of the Company. Except in specific limited circumstances, the Company, the Selling Stockholder, and the Company's executive officers and directors have agreed not to offer, sell, transfer, pledge, contract to do the same, or otherwise dispose of any of their shares of Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent of Cleary Gull Reiland & McDevitt Inc. The Company makes no prediction as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the prevailing market price of the Common Stock. Sales of substantial amounts of Common Stock in the public market or the perception that such sales could occur could have an adverse effect on the prevailing market price of the Common Stock. See "Description of Capital Stock and Debentures."

IMPACT OF ANTI-TAKEOVER MEASURES

    Certain provisions of the Company's certificate of incorporation and bylaws and the Delaware General Corporation Law may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Pursuant to the Company's certificate of incorporation, the Board of Directors is authorized to fix the rights, preferences, privileges and restrictions, including voting rights, of unissued shares of the Company's preferred stock and to issue such stock without any further vote or action by Richardson's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be created and issued in the future.

    Richardson is subject to Section 203 of the Delaware General Corporation Law which restricts certain transactions and business combinations between a corporation and an "Interested Stockholder" owning 15% or more of the corporation's outstanding voting stock for a period of three years from the date the stockholder becomes an Interested Stockholder. Subject to certain exceptions, unless the transaction is approved in a prescribed manner, such
Section 203 prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the Interested Stockholder, or any other transactions that would increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's stock.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Common Stock by the Company hereby, after deducting the underwriting discount and the estimated expenses of this Offering and assuming an offering price of $12 11/16 per share, will be $17.5 million ($20.2 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

    The net proceeds will be used to pay down the Company's revolving credit facility. This will increase the availability of funds under such facility which the Company may re-borrow in the future for working capital and general corporate purposes, including sales, marketing and customer support efforts; redemption or purchase of the Company's outstanding securities; expansion of operations; and acquisitions of businesses, products or technologies that present opportunities to expand Richardson's distribution channels, grow its customer base and add to its product line. The Company evaluates acquisition opportunities on an ongoing basis. Although there are no current agreements or understandings with respect to any material acquisitions, the Company desires to be able to respond to opportunities as they arise. There can be no assurances, however, that Richardson will complete any acquisitions.

    The Company has not determined the amounts it plans to expend on any of these uses or the timing of the expenditures. The amounts actually expended for these uses, if any, are at the discretion of the Company and may vary significantly depending upon a number of factors, including future revenue growth and the amount of cash generated by the Company's operations.

                                 CAPITALIZATION
                                 (IN THOUSANDS)

    The following table sets forth the capitalization of the Company as of February 28, 1998 on an actual basis and as adjusted to give effect to the issuance and sale of 1,500,000 shares of Common Stock offered by the Company at an assumed offering price of $12 11/16 per share and the application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in or incorporated by reference into the Prospectus.

                                                                                            FEBRUARY 28, 1998
                                                                                       ---------------------------
                                                                                                     AS ADJUSTED
                                                                                         ACTUAL          (1)
                                                                                       -----------  --------------
Revolving credit facility due January 1999(2)........................................  $    26,332   $      8,843
Revolving credit and term loan due January 1999(3) and other long-term debt..........        8,466          8,466
8 1/4% Convertible debentures due June 2006(4).......................................       40,000         40,000
7 1/4% Convertible debentures due December 2006(4)...................................       30,825         30,825
                                                                                       -----------  --------------
  Total debt.........................................................................      105,623         88,134
                                                                                       -----------  --------------
Stockholders' equity:
  Common Stock, $.05 par value, 30,000,000 shares authorized, 8,967,891 shares issued
    and outstanding(4)...............................................................          449            524
  Class B Common Stock, convertible, $.05 par value, 10,000,000 shares authorized,
    3,242,240 issued and outstanding.................................................          162            162
  Preferred Stock, $1.00 par value, 5,000,000 authorized, none issued................           --             --
  Additional paid-in capital.........................................................       55,549         72,963
  Retained earnings..................................................................       14,396         14,396
  Foreign currency translation adjustment............................................       (6,345)        (6,345)
                                                                                       -----------  --------------
    Total stockholders' equity.......................................................       64,211         81,700
                                                                                       -----------  --------------
    Total capitalization.............................................................  $   169,834   $    169,834
                                                                                       -----------  --------------
                                                                                       -----------  --------------

------------------------

(1) ADJUSTED TO GIVE EFFECT TO THE SALE OF 1,500,000 SHARES OF COMMON STOCK BY THE COMPANY HEREBY AT AN ASSUMED OFFERING PRICE OF $12 11/16 PER SHARE AND THE APPLICATION OF NET PROCEEDS THEREFROM. SEE "USE OF PROCEEDS."

(2) THIS AGREEMENT WAS REPLACED ON MARCH 1, 1998 WITH A NEW $50.0 MILLION REVOLVING CREDIT FACILITY WHICH EXPIRES IN MARCH 2001.

(3) THIS AGREEMENT WAS AMENDED EFFECTIVE MARCH 1, 1998 TO EXTEND ITS EXPIRATION DATE TO MARCH, 2001.

(4) EXCLUDES 1,436,699 SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF OUTSTANDING OPTIONS WHICH HAD A WEIGHTED AVERAGE EXERCISE PRICE OF $7.62 PER SHARE. ALSO EXCLUDES 3,380,609 SHARES OF COMMON STOCK RESERVED IN THE EVENT OF CONVERSION FOR THE COMPANY'S 8 1/4% AND 7 1/4% CONVERTIBLE DEBENTURES WHICH HAVE CONVERSION PRICES OF $18.00 AND $21.14, RESPECTIVELY, AND 120,687 SHARES OF COMMON STOCK RESERVED FOR THE COMPANY'S EMPLOYEES STOCK PURCHASE PLAN. SEE "DESCRIPTION OF CAPITAL STOCK AND DEBENTURES."

                          PRICE RANGE OF COMMON STOCK

    The Common Stock is traded on the Nasdaq National Market under the symbol "RELL." The number of registered stockholders of Common Stock and Class B Common Stock at March 31, 1998 was 652 and 31, respectively. The number of record holders of Common Stock may not be representative of the number of beneficial holders because many shares of Common Stock are held by depositories, brokers or other nominees. The quarterly high and low sales prices of the Common Stock as reported by the Nasdaq National Market were as follows for the periods indicated:

                                                                                HIGH        LOW
                                                                              ---------  ---------
Fiscal Year Ended May 31, 1996
  First Quarter.............................................................  $   8 1/8  $       7
  Second Quarter............................................................     11 3/4      6 7/8
  Third Quarter.............................................................     11 1/4          9
  Fourth Quarter............................................................     11 7/8      9 3/4
Fiscal Year Ended May 31, 1997
  First Quarter.............................................................     10 1/2          9
  Second Quarter............................................................         10          7
  Third Quarter.............................................................     10 1/4          8
  Fourth Quarter............................................................      8 1/4      6 3/4
Fiscal Year Ending May 31, 1998
  First Quarter.............................................................      8 3/4          8
  Second Quarter............................................................     13 3/4      8 3/8
  Third Quarter.............................................................     12 5/8      9 3/4
  Fourth Quarter (through April 8, 1998)....................................         14     10 1/4

    On April 8, 1998, the last sale price of the Common Stock was $12 11/16 per share as reported by the Nasdaq National Market.

                                DIVIDEND POLICY

    The Company has declared a dividend on its Common Stock of $.04 per share and on its Class B Common Stock of $.036 per share for 40 consecutive quarters. Annual dividend payments approximate $1.9 million currently and, assuming the continuation of payment of dividends at the same rate, will be approximately $2.1 million upon completion of the Offering. The policy regarding payment of dividends is reviewed periodically by the Board of Directors in light of the Company's operating needs and capital structure. Any determination as to the payment of dividends will depend upon future earnings, results of operations, capital requirements, the financial condition of Richardson and such other factors as the Board of Directors of the Company may consider. In addition, the Company's debt agreements contain covenants restricting payments of dividends or distributions on its capital stock or to stockholders (other than stock dividends) and the purchase, redemption, acquisition or retirement of its capital stock for value by the Company. As of March 1, 1998, $10.0 million of retained earnings was free of such restrictions and, subsequent to this Offering, the Company expects such amount to increase to approximately $27.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," Note F to Consolidated Financial Statements and "Risk Factors -- Continuation of Dividends."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The selected consolidated financial data presented below has been derived from the Consolidated Financial Statements. The Consolidated Financial Statements as of and for the fiscal years ended May 31, 1993, 1994, 1995, 1996 and 1997 have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data as of and for the first nine month periods of fiscal 1997 and 1998 have been derived from the unaudited interim consolidated financial statements of the Company and reflect, in management's opinion, all adjustments, consisting only of normally recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Results of operations for interim periods are not necessarily indicative of results for the full year. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and other information included elsewhere in this Prospectus.

                                                                                                                          FIRST
                                                                                                                          NINE
                                                                               FISCAL YEAR ENDED MAY 31,                 MONTHS
                                                                 -----------------------------------------------------  ---------
                                                                   1993      1994(1)    1995(2)     1996      1997(3)    1997(3)
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Net sales......................................................  $ 159,215  $ 172,094  $ 208,118  $ 239,667  $ 255,139  $ 183,874
Cost of products sold..........................................    111,620    151,203    152,785    169,123    187,675    137,182
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
  Gross margin.................................................     47,595     20,891     55,333     70,544     67,464     46,692
Selling, general and administrative expenses...................     38,070     41,226     48,674     52,974     62,333     46,508
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
    Operating income (loss)....................................      9,525    (20,335)     6,659     17,570      5,131        184
Other expense, net.............................................      5,023      5,874      4,028      5,559      7,856      5,512
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes and extraordinary item.....      4,502    (26,209)     2,631     12,011     (2,725)    (5,328)
Income tax provision (benefit).................................      1,700     (6,400)       150      3,900     (1,720)    (2,500)
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before extraordinary item......................      2,802    (19,809)     2,481      8,111     (1,005)    (2,828)
Extraordinary gain (loss), net of tax..........................     --         --            527     --           (488)      (488)
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
    Net income (loss)..........................................  $   2,802  $ (19,809) $   3,008  $   8,111  $  (1,493) $  (3,316)
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
INCOME (LOSS) PER SHARE - BASIC(4):
  Before extraordinary item....................................  $     .25  $   (1.76) $     .22  $     .70  $    (.08) $    (.24)
  Extraordinary gain (loss), net of tax........................     --         --            .05     --           (.04)      (.04)
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
    Net income (loss) per share................................  $     .25  $   (1.76) $     .27  $     .70  $    (.12) $    (.28)
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
  Average shares outstanding...................................     11,251     11,285     11,425     11,659     11,892     11,886

INCOME (LOSS) PER SHARE - DILUTED(4):
  Before extraordinary item....................................  $     .25  $   (1.76) $     .21  $     .68  $    (.08) $    (.24)
  Extraordinary gain (loss), net of tax........................     --         --            .05     --           (.04)      (.04)
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
    Net income (loss) per share................................  $     .25  $   (1.76) $     .26  $     .68  $    (.12) $    (.28)
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
  Average shares outstanding...................................     11,335     11,285     11,566     12,002     11,892     11,886

DIVIDENDS PAID PER SHARE OF COMMON STOCK.......................  $     .16  $     .16  $     .16  $     .16  $     .16  $     .12


                                                                   1998
                                                                 ---------
STATEMENT OF OPERATIONS DATA:
Net sales......................................................  $ 223,442
Cost of products sold..........................................    159,596
                                                                 ---------
  Gross margin.................................................     63,846
Selling, general and administrative expenses...................     48,525
                                                                 ---------
    Operating income (loss)....................................     15,321
Other expense, net.............................................      5,711
                                                                 ---------
  Income (loss) before income taxes and extraordinary item.....      9,610
Income tax provision (benefit).................................      2,880
                                                                 ---------
  Income (loss) before extraordinary item......................      6,730
Extraordinary gain (loss), net of tax..........................     --
                                                                 ---------
    Net income (loss)..........................................  $   6,730
                                                                 ---------
                                                                 ---------
INCOME (LOSS) PER SHARE - BASIC(4):
  Before extraordinary item....................................  $     .56
  Extraordinary gain (loss), net of tax........................     --
                                                                 ---------
    Net income (loss) per share................................  $     .56
                                                                 ---------
                                                                 ---------
  Average shares outstanding...................................     12,096
INCOME (LOSS) PER SHARE - DILUTED(4):
  Before extraordinary item....................................  $     .54
  Extraordinary gain (loss), net of tax........................     --
                                                                 ---------
    Net income (loss) per share................................  $     .54
                                                                 ---------
                                                                 ---------
  Average shares outstanding...................................     12,476
DIVIDENDS PAID PER SHARE OF COMMON STOCK.......................  $     .12

                                                                                        MAY 31,
                                                                 -----------------------------------------------------
BALANCE SHEET DATA:                                                1993       1994       1995       1996       1997
                                                                 ---------  ---------  ---------  ---------  ---------
Working capital, net...........................................  $ 103,987  $  96,494  $ 106,235  $ 133,151  $ 140,821
Total assets...................................................    205,043    179,467    173,514    180,158    192,514
Long-term debt, including current portion......................    101,989     88,288     81,504     92,025    107,275
Stockholders' equity...........................................     75,417     52,573     56,154     62,792     59,590


                                                                 FEBRUARY 28,
BALANCE SHEET DATA:                                                  1998
                                                                 -------------
Working capital, net...........................................    $ 141,227
Total assets...................................................      199,654
Long-term debt, including current portion......................      105,623
Stockholders' equity...........................................       64,211

------------------------------

(1) IN SEPTEMBER 1991, THE COMPANY SETTLED AN ANTITRUST SUIT WITH THE U.S. DEPARTMENT OF JUSTICE RELATED TO ITS PARTICIPATION IN THE ELECTRON TUBE MANUFACTURING INDUSTRY. AS A CONSEQUENCE, CERTAIN OF ITS MANUFACTURING ACTIVITIES BECAME UNECONOMIC AND WERE DIVESTED OR DISCONTINUED. IN FISCAL 1994, COST OF PRODUCTS SOLD INCLUDED A $26.5 MILLION PROVISION, OF WHICH $21.4 MILLION WAS FOR THE DISPOSITION OF THE COMPANY'S MANUFACTURING OPERATIONS IN BRIVE, FRANCE, AND $5.1 MILLION WAS FOR INCREMENTAL COSTS RELATED TO THE PHASE-DOWN OF CERTAIN DOMESTIC MANUFACTURING OPERATIONS. NET OF TAX, THESE CHARGES INCREASED THE NET LOSS BY $19.5 MILLION, OR $1.73 PER SHARE.

(2) IN FISCAL 1995, THE COMPANY RECORDED A CHARGE FOR THE SETTLEMENT OF A MONETARY CLAIM RELATED TO A 1989 CONTRACT WHICH REDUCED GROSS MARGIN BY $4.7 MILLION AND NET INCOME BY $2.3 MILLION, OR $.20 PER SHARE. THE COMPANY ALSO RECORDED AN EXTRAORDINARY GAIN OF $527,000, OR $.05 PER SHARE, NET OF TAX, ON THE REPURCHASE OF CERTAIN OF THE COMPANY'S CONVERTIBLE DEBENTURES.

(3) IN THE THIRD QUARTER OF FISCAL 1997, THE COMPANY RECORDED SPECIAL CHARGES FOR SEVERANCE AND OTHER COSTS RELATED TO A CORPORATE REORGANIZATION AND A RE-EVALUATION OF RESERVE ESTIMATES WHICH INCREASED COST OF PRODUCTS SOLD BY $7.2 MILLION AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES BY $3.8 MILLION. NET OF TAX, THESE CHARGES REDUCED NET INCOME BY $6.7 MILLION, OR $.56 PER SHARE. THE COMPANY ALSO RECORDED AN EXTRAORDINARY LOSS OF $488,000, OR $.04 PER SHARE, NET OF TAX, ON THE EXCHANGE OF CERTAIN OF THE COMPANY'S CONVERTIBLE DEBENTURES.

(4) THE COMPANY HAS ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 128, "EARNINGS PER SHARE," WHICH BECAME EFFECTIVE DECEMBER 1997. THE EARNINGS PER SHARE AMOUNTS FOR 1997 AND PRIOR YEARS HAVE BEEN RESTATED TO COMPLY WITH THIS STATEMENT.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, AND THE SECOND PARAGRAPH UNDER THE HEADING "RISK FACTORS" INCLUDED ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE NOTED, REFERENCES TO SPECIFIC YEARS IN THIS SECTION RELATE TO FISCAL YEARS. FOR EXAMPLE, "1997" REFERS TO THE FISCAL YEAR ENDED MAY 31, 1997.

    Richardson Electronics, Ltd. is a specialized international distributor of electronic components, equipment and assemblies primarily for niche industrial applications. Richardson operates in one industry segment. The marketing and sales structure of the Company is organized into four strategic business units ("SBUs"): Electron Device Group ("EDG"), Solid State and Components ("SSC"), Display Products Group ("DPG") and Security Systems Division ("SSD").

RESULTS OF OPERATIONS--FIRST NINE MONTHS OF FISCAL 1998 COMPARED TO FIRST NINE
  MONTHS OF
  FISCAL 1997

    Net sales for the first nine months of fiscal 1998 were $223.4 million, a 21.5% increase from $183.9 million in the prior year. Sales gains include the effect of recent acquisitions, which contributed $21.4 million in fiscal 1998.

    Overall gross margins as a percent of sales in the nine-month period were 28.6%, compared to 29.3% in the prior period, excluding the effect of the special charges. Year-to-date margin comparisons are affected by changes in product mix, with lower margin SSD sales contributing a proportionately greater percentage to total sales.

    Sales, gross margins and gross margin as a percent of sales by SBU are summarized in the following table. Manufacturing variances, warranty expenses, LIFO provisions and miscellaneous costs are included under the caption "Other" (in thousands):

                                                                    SALES                                GROSS MARGINS
                                                 --------------------------------------------  ---------------------------------
                                                   FISCAL      % OF       FISCAL      % OF      FISCAL       % OF       FISCAL
                                                    1997       TOTAL       1998       TOTAL     1997(1)      SALES       1998
                                                 ----------  ---------  ----------  ---------  ---------     -----     ---------
EDG............................................  $   84,647       46.1  $   86,823       38.8  $  22,585        26.7   $  27,360
SSC............................................      53,201       28.9      64,484       28.9     13,835        26.0      18,459
DPG............................................      21,737       11.8      22,617       10.1      5,875        27.0       7,633
SSD............................................      24,289       13.2      49,518       22.2      5,151        21.2      11,457
                                                 ----------  ---------  ----------  ---------  ---------               ---------
    Total......................................  $  183,874      100.0  $  223,442      100.0     47,446        25.8      64,909
                                                 ----------  ---------  ----------  ---------
                                                 ----------  ---------  ----------  ---------
Other..........................................                                                     (754)                 (1,063)
                                                                                               ---------               ---------
    Consolidated...............................                                                $  46,692        25.4   $  63,846
                                                                                               ---------               ---------
                                                                                               ---------               ---------

                                                    % OF
                                                    SALES
                                                    -----
EDG............................................        31.5
SSC............................................        28.6
DPG............................................        33.7
SSD............................................        23.1
    Total......................................        29.0
Other..........................................
    Consolidated...............................        28.6

------------------------

(1) IN THE THIRD QUARTER OF FISCAL 1997, THE COMPANY RE-EVALUATED ITS RESERVE ESTIMATES FOR INVENTORY AND ACCOUNTS RECEIVABLE IN LIGHT OF CHANGED MARKET CONDITIONS AND PROVIDED FOR SEVERANCE AND OTHER COSTS ASSOCIATED WITH A CORPORATE REORGANIZATION. THE SPECIAL CHARGE INCLUDED IN COST OF SALES WAS $7.2 MILLION, WHICH REDUCED GROSS MARGINS FOR EDG BY $2.8 MILLION, SSC BY $2.4 MILLION, DPG BY $1.9 MILLION AND SSD BY $100,000.

    EDG's sales increased 2.6%. Gross margins as a percent of sales were 31.5%, compared to the prior period rate of 30.0%, excluding the special charges. Gross margins improved as a result of changes in pricing policies and higher efficiencies in x-ray tube loading operations.

    SSC's sales increased 21.2%. SSC's sales growth includes the October 1996 acquisition of Compucon. Without the contribution from this acquisition, SSC's internally generated sales growth was 16.3%. Gross margins as a percent of sales were 28.6%, down from 30.6%, excluding the special charges. The margin change is primarily due to product mix and competitive pressures.

    DPG's sales increased 4.0%. Gross margins as a percent of sales declined to 33.7% from 35.6%, excluding the special charges. The sales gain and margin change reflect the resumption of sales to a major European customer, partially offset by a decline in sales of monochrome CRTs.

    SSD's sales increased 104%. SSD's sales growth includes the acquisition of Burtek Systems in February 1997 and Security Service International in August 1997. Without the contribution from these acquisitions, SSD's internally generated sales growth was 26.3%. Gross margins as a percent of sales were 23.1%, compared to the prior year's 21.6%, excluding the special charges. The margin improvement results from higher margins on proprietary and franchise product lines obtained with the acquisitions of Burtek and SSI.

    On a geographic basis, the Company categorizes its sales by destination:
North America, Europe and Rest of World ("ROW"). Sales, gross margins and gross margin as a percent of sales by area are summarized in the following table (in thousands):

                                                                     SALES                                GROSS MARGINS
                                                  --------------------------------------------  ---------------------------------
                                                    FISCAL      % OF       FISCAL      % OF      FISCAL       % OF       FISCAL
                                                     1997       TOTAL       1998       TOTAL     1997(1)      SALES       1998
                                                  ----------  ---------  ----------  ---------  ---------     -----     ---------
North America...................................  $  109,398       59.5  $  139,128       62.3  $  27,798        25.4   $  39,446
Europe..........................................      40,929       22.3      48,498       21.7     11,568        28.3      14,932
Rest of World...................................      33,547       18.2      35,816       16.0      8,080        24.1      10,531
                                                  ----------  ---------  ----------  ---------  ---------               ---------
    Total.......................................  $  183,874      100.0  $  223,442      100.0     47,446        25.8      64,909
                                                  ----------  ---------  ----------  ---------
                                                  ----------  ---------  ----------  ---------
Other...........................................                                                     (754)                 (1,063)
                                                                                                ---------               ---------
    Consolidated................................                                                $  46,692        25.4   $  63,846
                                                                                                ---------               ---------
                                                                                                ---------               ---------

                                                     % OF
                                                     SALES
                                                     -----
North America...................................        28.4
Europe..........................................        30.8
Rest of World...................................        29.4
    Total.......................................        29.0
Other...........................................
    Consolidated................................        28.6

------------------------

(1) THE SPECIAL CHARGE IN THE THIRD QUARTER OF FISCAL 1997 INCLUDED IN COST OF SALES REDUCED GROSS MARGINS FOR NORTH AMERICA BY $4.1 MILLION, EUROPE BY $1.7 MILLION AND ROW BY $1.4 MILLION.

    For the first nine months of fiscal 1998, the Company achieved sales growth of 27.2% in North America, 18.5% in Europe and 6.8% in ROW. Excluding the aforementioned acquisitions, North America achieved internally generated sales growth of 7.6%. North America gross margins as a percent of sales were 28.4%, compared to 29.1% in the prior period, excluding the special charges. Gross margins as a percent of sales for Europe were 30.8% compared to 32.3% in the prior year, excluding the special charges. ROW gross margins as a percent of sales were 29.4% compared to 28.4% in the prior year, excluding the special charges. The margin comparisons reflect the higher contribution from SSD sales, competitive pressures affecting SSC margins and lower margins realized on sales to one European customer.

    Selling, general and administrative expenses increased to $48.5 million in the first nine months of fiscal 1998 compared with $46.5 million in the prior year. The prior year expenses included special charges of $3.8 million for accounts receivable provisions, severance and other costs associated with a corporate reorganization. As a percentage of sales, selling, general and administrative expenses were reduced to 21.7% compared with 23.2% in the prior year, excluding the special charges.

    Collectively, special charges affecting net income before extraordinary item in the third quarter of fiscal 1997 amounted to $11.0 million pre-tax or $6.7 million, net of tax, reducing earnings per share by $.56. The Company also recorded an $800,000 extraordinary charge for the write-off of unamortized debt issuance costs attributable to the 7 1/4% convertible debentures, which were exchanged for a new issue. Net of tax, the charge was $488,000, or $.04 per share.

RESULTS OF OPERATIONS--FISCAL YEAR ENDED MAY 31, 1997 COMPARED TO FISCAL 1996
  AND FISCAL 1995

    SALES AND GROSS MARGIN ANALYSIS

    Consolidated sales in fiscal 1997 were a record $255.1 million. Sales and gross margin data by SBU are summarized in the following table (in thousands):

                                                    SALES                                          GROSS MARGINS
                       ----------------------------------------------------------------  ---------------------------------
                        FISCAL      % OF      FISCAL      % OF      FISCAL      % OF      FISCAL                  FISCAL
                         1995       TOTAL      1996       TOTAL      1997       TOTAL      1995     % OF SALES     1996
                       ---------  ---------  ---------  ---------  ---------  ---------  ---------     -----     ---------
EDG..................  $ 105,454       50.7  $ 109,925       45.8  $ 113,700       44.6  $  30,884        29.3   $  33,416
SSC..................     52,409       25.2     67,976       28.4     74,209       29.1     16,416        31.3      20,840
DPG..................     36,502       17.5     36,154       15.1     29,377       11.5     12,463        34.1      13,156
SSD..................     13,753        6.6     25,612       10.7     37,853       14.8      3,037        22.1       5,425
                       ---------  ---------  ---------  ---------  ---------  ---------  ---------               ---------
  Total..............  $ 208,118      100.0  $ 239,667      100.0  $ 255,139      100.0     62,800        30.2      72,837
                       ---------  ---------  ---------  ---------  ---------  ---------
                       ---------  ---------  ---------  ---------  ---------  ---------
Other................                                                                       (7,467)                 (2,293)
                                                                                         ---------               ---------
  Consolidated.......                                                                    $  55,333        26.6   $  70,544
                                                                                         ---------               ---------
                                                                                         ---------               ---------


                                     FISCAL
                       % OF SALES     1997     % OF SALES
                          -----     ---------     -----
EDG..................        30.4   $  32,220        28.3
SSC..................        30.7      19,923        26.8
DPG..................        36.4       8,465        28.8
SSD..................        21.2       8,267        21.8
                                    ---------
  Total..............        30.4      68,875        27.0

Other................                  (1,411)
                                    ---------
  Consolidated.......        29.4   $  67,464        26.4
                                    ---------
                                    ---------

    Sales and gross margin data by geographic area are summarized in the following table (in thousands):

                                                    SALES                                          GROSS MARGINS
                       ----------------------------------------------------------------  ---------------------------------
                        FISCAL      % OF      FISCAL      % OF      FISCAL      % OF      FISCAL                  FISCAL
                         1995       TOTAL      1996       TOTAL      1997       TOTAL      1995     % OF SALES     1996
                       ---------  ---------  ---------  ---------  ---------  ---------  ---------     -----     ---------
North America........  $ 123,508       59.4  $ 139,743       58.3  $ 153,221       60.1  $  37,100        30.0   $  41,257
Europe...............     46,071       22.1     57,219       23.9     55,881       21.9     14,753        32.0      19,186
Rest of World........     38,539       18.5     42,705       17.8     46,037       18.0     10,947        28.4      12,394
                       ---------  ---------  ---------  ---------  ---------  ---------  ---------               ---------
  Total..............  $ 208,118      100.0  $ 239,667      100.0  $ 255,139      100.0     62,800        30.2      72,837
                       ---------  ---------  ---------  ---------  ---------  ---------
                       ---------  ---------  ---------  ---------  ---------  ---------
Other................                                                                       (7,467)                 (2,293)
                                                                                         ---------               ---------
  Consolidated.......                                                                    $  55,333        26.6   $  70,544
                                                                                         ---------               ---------
                                                                                         ---------               ---------


                                     FISCAL
                       % OF SALES     1997     % OF SALES
                          -----     ---------     -----
North America........        29.5   $  40,514        26.4
Europe...............        33.5      16,194        29.0
Rest of World........        29.0      12,167        26.4
                                    ---------
  Total..............        30.4      68,875        27.0

Other................                  (1,411)
                                    ---------
  Consolidated.......        29.4   $  67,464        26.4
                                    ---------
                                    ---------

    North American sales increased 9.6% in 1997, following a 13.1% increase in 1996. In both years, the sales gains were primarily attributable to SSD and, to a lesser extent, SSC and EDG. Sales in Europe declined 2.3% in 1997, after a 24.2% increase in 1996. In 1997, sales gains by SSD and SSC were more than offset by a 32.6% decline in DPG European sales from the loss of a single large customer. In 1996, SSD, DPG and SSC all had European sales gains in excess of 50%. ROW sales increased 7.8% in 1997, following a 10.8% gain in 1996. In both years, the largest ROW sales gains were achieved by SSD and SSC.

    Sales denominated in currencies other than U.S. dollars were 43.1%, 42.3% and 39.2% of total sales in 1997, 1996 and 1995, respectively. Exchange rate changes reduced foreign sales by an average of 2.9% in 1997 and increased foreign sales by 1.0% in 1996. Sales and gross margin trends are analyzed for each strategic business unit in the following sections.

    ELECTRON DEVICE GROUP. The electron tube industry in which EDG operates is characterized by mature products, the presence of tube rebuilders and vigorous price competition. The Company estimates that overall industry sales are modestly contracting. EDG's sales gains of 3.4% and 4.2% in 1997 and 1996, respectively, result from an increase in market share. International sales accounted for 56.5%, 56.5% and 56.6% of EDG's sales in 1997, 1996 and 1995, respectively.

    The medical imaging replacement business is a growth segment of the electron tube industry. Demand for the replacement of x-ray, computed tomography (CT), medical resonance imaging (MRI) and radiation therapy components is expected to continue to grow in response to the cost effectiveness of purchasing rebuilt components from the Company as opposed to purchasing new or rebuilt products directly from original equipment manufacturers. Richardson expanded its medical sales force in 1996 and 1997. In addition, the Company acquired x-ray tube and image intensifier reloading facilities in the United States in 1996 and in 1997 established a reloading facility in the Netherlands. Sales in the medical EDG product line increased 56.5% to $17.5 million in 1997, following a 110% increase in 1996. Other product lines within EDG which are growing include microwave generators, pulse power tubes, industrial magnetrons and broadcast transmitters.

    Gross margins were affected in 1997 by the special charges described below in "--Cost of Sales and Gross Margins." Excluding the special charges, gross margins as a percent of sales increased to 30.6% in 1997, compared to 30.4% and 29.3% in 1996 and 1995, respectively. The gross margin percentage improvements in 1997 and 1996 resulted from heightened focus on pricing policies, proprietary product lines and value-added services.

    SOLID STATE AND COMPONENTS. SSC operates in several markets, including the rapidly growing wireless telecommunications industry. Sales increased 9.2% in 1997 to $74.2 million, following a 29.7% increase in 1996. Sales in 1997 were adversely impacted by the loss of a major vendor which resulted in a $9.6 million decline in sales. The Company has been successful in replacing a portion of these sales with products from other vendors and the acquisition of complimentary product lines. In October 1996, the Company purchased Compucon, a distributor of interconnect devices operating in the northeastern United States with annual sales prior to the acquisition of $7.9 million. International sales represented 37.6%, 36.3% and 36.2% of SSC's sales in 1997, 1996 and 1995, respectively.

    Gross margins were affected in 1997 by the special charges described below in "--Cost of Sales and Gross Margins." Excluding the special charges, gross margins as a percent of sales were 30.1% in 1997, compared to 30.7% and 31.3% in 1996 and 1995, respectively. The decline in gross margins as a percentage of sales reflects competitive pricing pressures and a change in product mix.

    DISPLAY PRODUCTS GROUP. DPG sales declined 18.7% in 1997 and 1.0% in 1996. The 1997 sales decline is largely attributable to the loss of a single customer in Europe. Sales in both years were hampered by product shortages, primarily for color cathode ray tubes ("CRTs"), as glass manufacturers were unable to meet market demand. DPG's product mix had been shifting from monochrome to higher priced color CRTs for several years. This trend was interrupted in 1997 due to the aforementioned product shortages, as color CRTs represented 15.6% of units sold in 1997, compared to 18.0% and 16.0% in 1996 and 1995, respectively. International sales represented 46.1%, 51.4% and 34.9% of DPG's sales in 1997, 1996 and 1995, respectively.

    Gross margins were affected in 1997 by the special charges described below in "--Cost of Sales and Gross Margins." Excluding the special charges, gross margins as a percent of sales were 35.1% in 1997 compared to 36.4% and 34.1% in 1996 and 1995, respectively. Industry shortages of color CRTs in 1997 had an unfavorable effect on product mix and gross margins. Improved gross margins, comparing 1996 to 1995, reflect the shift in product mix to higher margin color CRTs.

    SECURITY SYSTEMS DIVISION. SSD specializes in products for the growing electronic security equipment market, particularly closed circuit television ("CCTV") components and systems. In February 1997, the Company acquired Burtek, a Canadian security systems distributor with annual sales of $18.0 million. This acquisition follows the decision by the Company to significantly increase the SSD sales staff in 1995. These factors contributed to the 47.8% growth in sales in 1997 and the 86.2% sales growth in 1996. International sales represented 47.7%, 38.8% and 39.3% of SSD's sales in 1997, 1996 and 1995, respectively.

    Gross margins were 21.8%, 21.2% and 22.1% of sales in 1997, 1996 and 1995, respectively. Inventory turnover rates achieved by SSD are higher than the Company's other SBUs, which mitigates the effect of lower gross margin.

    COST OF SALES AND GROSS MARGINS

    The following table reconciles product margins to gross margin data (% of sales) reported in the Statements of Operations:

                                                                               1995       1996       1997
                                                                             ---------  ---------  ---------
Product margin.............................................................       30.7%      31.0%      29.9%
Overstock provisions.......................................................       (0.5)      (0.1)      (3.0)(1)
Customer returns and scrap.................................................       (0.6)      (0.7)      (0.3)
Manufacturing and warranty costs...........................................       (0.5)      (0.3)      (0.1)
Claim settlement...........................................................       (2.2 (2)        --        --
Other costs................................................................       (0.3)      (0.5)      (0.1)
                                                                             ---------  ---------  ---------
  Gross margin.............................................................       26.6%      29.4%      26.4%
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

------------------------

(1) IN CONJUNCTION WITH A CORPORATE REORGANIZATION AND REVIEW OF OPERATIONS, AND IN RESPONSE TO CHANGED MARKET CONDITIONS, THE COMPANY RE-EVALUATED ITS RESERVES FOR OVERSTOCK INVENTORY IN THE THIRD QUARTER OF FISCAL 1997. AS A RESULT OF THIS REVIEW, THE COMPANY PROVIDED A $7.2 MILLION CHARGE TO COST OF SALES.

(2) IN THE FOURTH QUARTER OF FISCAL 1995, THE COMPANY PAID $4.7 MILLION TO SETTLE A MONETARY CLAIM RELATED TO A CONTRACT COMPLETED IN 1989 FOR CERTAIN NIGHT-VISION TUBES.

    Fluctuations in product margin percentages primarily reflect the shift in product mix. Lower gross margin SSD sales have increased and higher gross margin DPG sales have declined as a percent of consolidated sales. Product margins are also affected by changes in selling prices, product costs and foreign exchange rate variations.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses represented 24.4%, 22.1% and 23.4% of sales in 1997, 1996 and 1995, respectively. In 1997, selling, general and administrative expenses includes $3.8 million in special charges for severance and other costs related to a corporate reorganization. Excluding the special charges, 1997 selling, general and administrative expenses were 22.9% of sales and increased $5.6 million over 1996, reflecting business acquisitions and the expansion of the EDG medical and SSC sales forces. Selling, general and administrative expenses in 1996 increased $4.3 million over 1995 as a result of expansion of the SSC and SSD sales forces and incentive payments on higher gross margins.

    OTHER (INCOME) EXPENSE

    Interest expense increased to $7.6 million in 1997 compared to $6.6 million and $6.5 million in 1996 and 1995, respectively, primarily due to higher borrowing levels. Investment income declined to $392,000 in 1997 from $1.2 million in 1996 and $1.9 million in 1995 as a result of lower investment levels and lower realized capital gains. Fluctuations in foreign exchange and other expenses primarily reflect changes in the value of the U.S. dollar relative to foreign currencies. A general strengthening of the dollar in fiscal 1997, and to a lesser extent in 1996, resulted in net foreign exchange losses, while the weakening of the dollar in fiscal 1995 generated exchange gains for Richardson.

    INCOME TAX PROVISION

    The effective income tax rates for the Company were 63.1%, 32.5% and 5.7% in fiscal 1997, 1996 and 1995, respectively. The effective rate of the 1997 income tax benefit differs from the statutory rate of 34% due to the utilization of foreign operating losses where no tax benefit was recorded in prior years, the Company's foreign sales corporation benefit on export sales and state income taxes. The 1995 rate differs from the U.S. statutory rate of 34% as a result of the carryback of the $4.7 million contract settlement to prior years at a 46% statutory rate.

    NET INCOME (LOSS) AND PER SHARE AMOUNTS

    The comparability of net income (loss) and net income (loss) per share for 1997, 1996 and 1995 is affected by several unusual charges. In 1997, the special charge for severance and other costs related to a corporate reorganization and the re-evaluation of certain reserves reduced net income by $6.7 million, or $.56 per share. In addition, the extraordinary loss resulting from the write-off of the original issuance costs on convertible debentures which were exchanged reduced net income by $488,000, or $.04 per share. In 1995, the settlement of a 1989 contract dispute resulted in a reduction in net income of $2.3 million, or $.20 per share. Additionally in 1995, the Company recorded an extraordinary gain, net of tax, of $527,000, or $.05 per share, on the repurchase of certain of its convertible debentures.

FINANCIAL CONDITION

    LIQUIDITY

    In order to provide rapid response and superior customer service as a distributor of replacement parts, Richardson maintains relatively high levels of electron tube, semiconductor and CRT inventories. Some of these products represent trailing-edge technology which may not be available from other sources, and may not be currently manufactured. Also, in many cases, the products are components of production equipment for which immediate availability is critical to the customer.

    Liquidity is provided by the operating activities of the Company, adjusted for non-cash items, and is reduced by working capital requirements, debt service, capital expenditures, dividends and capital acquisitions. Comparing fiscal years, cash provided by (used in) operations was $3.6 million in 1997, $(7.9) million in 1996 and $(6.7) million in 1995. Additional investments in working capital to support rising sales were $7.3 million, $22.0 million and $14.6 million in 1997, 1996 and 1995, respectively. Higher accounts receivable balances in each year reflect growth in sales. Inventory levels were held approximately constant in 1997, in spite of higher sales, after increases in 1996 and 1995. Other working capital requirements in 1995 included $6.3 million for severance and other payments related to the phase-down of certain manufacturing operations.

    Comparing the first nine months of fiscal 1998 to 1997, cash provided by operations was $9.0 million in 1998, compared to $1.6 million in the prior year. Working capital changes reduced cash by $2.5 million compared to $6.9 million the prior year. Accounts payable increased $5.5 million compared to a decline of $1.0 million, reflecting the timing of inventory purchases. Accounts receivable increased $4.8 million in the current year, as a result of sales growth. Business acquisitions, capital expenditures and dividend payments were funded primarily by cash generated by operations or borrowings under the Company's credit facilities.

    At May 31, 1997, the Company had net operating loss carryforwards of $14.5 million for U.S. federal and state income tax purposes which are available to offset future tax liabilities. Earnings levels are expected to be sufficient to utilize these carryforwards before they expire.

    The Company has proposed a plan to the Illinois Environmental Protection Agency to monitor and process soil and groundwater at the LaFox facility. Contamination is believed to have resulted from practices previously employed at the site. The present value of the estimated future remediation costs was $631,000 at February 28, 1998 and was included as an accrued liability in the Company's financial statements at that date.

    After the application of the net proceeds from the sale of Common Stock by the Company in this Offering, the Company believes that cash generated from operations and amounts available under its credit agreements will be sufficient for the Company to meet its working capital and capital expenditure needs for its operations as presently conducted for the foreseeable future. See "Financing." The Company's growth strategy includes growth through acquisitions. The net proceeds from the sale of Common Stock by the Company in this Offering, together with cash generated from operations, may not be adequate to finance such acquisitions and the Company may be required to seek additional financing. Further, there can be no assurance that other financing would be available in amounts and on terms acceptable to the Company.

    FINANCING

    In the first quarter of 1997, the Company amended its $25.0 million senior revolving credit note agreement to increase the credit line to $35.0 million and in November 1997 extended its maturity to January 31, 1999. Effective March 1, 1998, this facility was replaced by a new $50.0 million revolving credit agreement which expires March 1, 2001. The loan bears interest at prime or 100 basis points over the London InterBank Offering Rate, at the Company's option.

    On February 15, 1997, the Company exchanged $40.0 million of new 8 1/4% convertible debentures for an equivalent face value of its outstanding 7 1/4% convertible debentures. See Note F to the Consolidated Financial Statements. The principal purpose of the exchange was to improve the Company's future liquidity and capital position by refinancing a sufficient number of the debentures to eliminate sinking fund requirements until December 15, 2004.

    To complete the acquisition of Burtek, the Company entered into a revolving credit agreement and term loan aggregating $6.0 million. An additional $5.5 million was borrowed under this agreement in August 1997 to finance the acquisition of Security Services International. At February 28, 1998, $8.5 million remained outstanding under this agreement. The loan bears interest at the Canadian prime rate and expires March 1, 2001.

    In connection with the Company's debt agreements, certain restrictions exist relating to the purchase of treasury stock and the payment of cash dividends and other distributions on the Company's Common Stock. At March 1, 1998, $10.0 million was free of such restrictions. Annual dividend payments approximate $1.9 million. The policy regarding payment of dividends is reviewed periodically by the Board of Directors in light of the Company's operating needs and capital structure.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents unaudited summarized quarterly operating results for the Company for each of the four quarters in fiscal 1997 and the first three quarters of fiscal 1998. Third quarter 1997 results include valuation reserve adjustments and severance and other costs which reduced gross margin by $7.2 million, operating income by $11.0 million and net income by $6.7 million, as described in Note B to the Consolidated Financial Statements. Such quarterly results of operations are not necessarily indicative of the results of operations for any future period.

                                                                FISCAL 1997                            FISCAL 1998
                                                 ------------------------------------------  -------------------------------
                                                   FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)          8/31/96   11/30/96    2/28/97    5/31/97    8/31/97   11/30/97    2/28/98
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net sales......................................  $  57,544  $  62,167  $  64,163  $  71,265  $  71,600  $  78,646  $  73,196
Gross margin...................................     16,783     18,738     11,171     20,772     20,638     22,348     20,860
Operating income (loss)........................      3,449      4,687     (7,952)     4,947      4,828      5,642      4,851
Net income (loss) before extraordinary item....      1,293      1,932     (6,053)     1,823      1,808      2,740      2,182
Extraordinary loss, net of tax.................         --         --       (488)        --         --         --         --
Net income (loss)..............................      1,293      1,932     (6,541)     1,823      1,808      2,740      2,182
Net income (loss) per share before
 extraordinary item - diluted..................  $     .11  $     .16  $    (.51) $     .15  $     .15  $     .22  $     .17
Net income (loss) per share - diluted..........  $     .11  $     .16  $    (.55) $     .15  $     .15  $     .22  $     .17
Average shares outstanding.....................     12,209     12,121     11,908     12,067     12,228     12,575     12,626

CURRENCY FLUCTUATIONS

    The Company's foreign denominated assets and liabilities are cash, accounts receivable, inventory and accounts payable, primarily in member countries of the European community and, to a lesser extent, in Canada, Asia/Pacific and Latin America. The Company monitors its foreign exchange exposure and may enter into forward contracts to hedge significant transactions. Other tools which may be used to manage foreign exchange exposures include the use of currency clauses in sales contracts and the use of local debt to offset asset exposures.

IMPACT OF YEAR 2000

    The year 2000 issue is the result of computer programs which are written using two digits rather than four to define the applicable year. Such programs may be incapable of correctly processing information beginning in the year 2000; which could be read as 1900 or 2000. The Company's current computer database correctly stores date stamps which include four digit years. Based on a recent assessment, the Company anticipates its systems will function properly with respect to dates in the year 2000 and thereafter. In addition, the Company does not anticipate significant year 2000 issues relating to interface systems with third parties. Based upon the foregoing, the Company does not currently expect that the year 2000 issue will have a material impact on its financial condition or results of operations.

                                    BUSINESS

INTRODUCTION AND BUSINESS STRATEGY

    Richardson Electronics, Ltd. is a specialized international distributor of electronic components, equipment and assemblies primarily for niche industrial applications. Its products include electron tubes, microwave generators, radio frequency ("RF") and microwave components, power semiconductors, data display monitors and electronic security products and systems. These products are used to control, switch or amplify electrical power or signals, or as display, recording or alarm devices in a variety of industrial, communication, medical and scientific applications. Richardson differentiates itself by providing engineered solutions to its customers. Its capabilities extend beyond simple product distribution to include specialty product manufacturing and systems integration and include value-added services such as component assembly, prototype design and manufacture, testing, kitting and logistics.

    The Company's objective is to be the preeminent international supplier of niche electronic components to industrial and commercial users. To fulfill this objective, the Company employs the following basic strategies:

    CAPITALIZE ON ENGINEERING AND MANUFACTURING EXPERTISE. Richardson believes that its success is largely attributable to its core engineering and manufacturing competency and skill in identifying cost competitive solutions for its customers. Historically, the Company's primary business was the distribution and manufacture of electron tubes and it continues to be a major distributor of these products. Today, the Company out-sources manufacturing requirements for products sold in volume, but retains its engineering and manufacturing expertise, leveraging this knowledge in finding engineered solutions for the customers' applications, not only in electron tube technology but in each of the product areas in which it specializes. Approximately 45% of the Company's sales are derived from products the Company electronically or physically modifies or sells under its own brand names.

    SPECIALIZE IN SELECTED NICHE MARKETS. The Company specializes in selected niche markets which demand technical service and where price is not the primary competitive factor. Richardson seldom competes against commodity distributors. In many parts of its business, the Company's principal competitors are not other distributors but rather original equipment manufacturers ("OEMs"). The Company offers engineered solutions to its customers including the design, prototype manufacturing and/or electrical or mechanical modification and distribution of approximately 80,000 products ranging in price from $1 to $100,000 each. The Company estimates that over 60% of its sales are attributable to products intended for replacement and repair applications, in contrast to use as components in original equipment.

    LEVERAGE CUSTOMER BASE. The Company strives to grow by offering new products to its existing customer base. The Company has followed the migration of its customers from electron tubes to newer technologies primarily semiconductors. Sales of products other than electron tubes represented 61.2% of sales in the nine-month period ended February 28, 1998, compared to 35.3% five years ago.

    MAINTAIN SUPERIOR CUSTOMER SERVICE. The Company maintains more than 300,000 part numbers in its inventory data base. More than 80% of all orders received by 6:00 p.m. are shipped complete the same day.

    PROVIDE GLOBAL SERVICE. Richardson has kept pace with the globalization of the electronics industry, and addresses the growing demands in lesser developed countries for modern business and industrial equipment, as well as related parts, service and technical assistance. Today, the Company's operations are worldwide in scope through 88 sales offices, including 31 located outside of North America. In fiscal 1997, 48.5% of sales were derived from outside the United States.

    MAINTAIN STATE-OF-THE-ART INFORMATION SYSTEMS. Through a global, information systems network, all offices have real-time access to the Company's database including customer information, product cross-referencing, competitive market analysis, stock availability and quotation activity. Customers have on-line access to product information via Richardson's web site. The Company offers electronic data interchange to those customers requiring this type of service.

GROWTH STRATEGY

    Richardson's long range plan for growth and profit maximization is defined in three broad categories: internal growth, continuous operational improvement and acquisitions. Each category is discussed in the following paragraphs:

    INTERNAL GROWTH. The Company believes that, in most circumstances, internal growth provides the best means of expanding its business. Both geographic and product line expansion have and will be employed. In many instances, Richardson's original product line, electron tubes, provides the foundation for establishing new customer relationships, particularly in developing countries where older technologies are still predominately employed. From that base, the Company can identify and capitalize on new market opportunities for its other products. Over the last five years the Company has expanded its sales offices from 22 to 88 to support its new business development efforts.

    Expansion of the Company's product offerings is an on-going program. Of particular note, the following areas have generated significant recent sales gains: microwave generators; medical imaging components; amplifiers, transmitters and pallets for wireless communication; and CCTV security systems. Additional opportunities currently being explored include flat panel displays, monitors and solar energy power tubes.

    CONTINUOUS OPERATIONAL IMPROVEMENT. During the last two years, the Company embarked on a vigorous program to improve operating efficiencies and asset utilization. Incentive programs were revised to heighten Richardson managers' commitment to these goals. As a result, selling, general and administrative expenses as a percent of sales were reduced from 23.4% in fiscal 1995 to 21.7% in the first nine months of fiscal 1998. Inventory turns improved from 1.7 to
2.1 over the same period. Additional programs are on-going. The Company believes European logistics and stocking levels may offer additional opportunities for cost savings.

    ACQUISITIONS. The Company has a successful record of acquiring and integrating businesses. Since 1980, 23 companies or significant product lines have been acquired by the Company. The Company evaluates acquisition opportunities on an ongoing basis. The Company's acquisition criteria require that a target provide either (i) product line growth opportunities permitting Richardson to leverage its existing customer base or (ii) additional geographic coverage of Richardson's existing product offerings. In the last two years, the Company's acquisition pace has accelerated with the purchases of six businesses including, most significantly, Tubemaster (medical imaging--EDG), Compucon (interconnect devices for RF applications--SSC) and Burtek and Security Service International (security systems--SSD).

STRATEGIC BUSINESS UNITS

    The marketing, sales, product management and purchasing functions of Richardson are organized as four strategic business units: Electron Device Group ("EDG"), Solid State and Components ("SSC"), Display Products Group ("DPG") and Security Systems Division ("SSD"). Common logistics, information systems, finance, legal, human resources and general administrative functions support the entire organization. The Company is highly centralized with most corporate functions located at its administrative headquarters and principal stocking facility in LaFox, Illinois.

    ELECTRON DEVICE GROUP

    EDG's principal products, electron tubes, are used to control, switch, oscillate or amplify electrical power. This technology has been used for more than 80 years in electronic circuitry throughout the industrialized world. With such a vast installed base, replacement applications represent EDG's primary focus. In certain situations, including high power broadcasting and industrial equipment, electron tubes are the only economical technology capable of meeting power requirements or withstanding severe environmental or other operating conditions.

    EDG serves a multitude of industries including automotive, avionics, communications, marine, plastics, rubber, steel and textile. Several major applications include dielectric and induction heating, motor speed controls, radar, resistance welding equipment and television and radio broadcast equipment. Microwave generator systems are designed and assembled by the Company for use in the manufacture of wafers for the semiconductor industry and other industrial heating applications.

    In addition to the industries set forth above, Richardson believes the increased emphasis on containment of medical costs offers significant opportunities to supply the diagnostic medical imaging market, estimated by the Company at $900 million. EDG distributes high voltage switch tubes, x-ray tubes and image intensifiers used in x-ray imaging equipment and specialty tubes for analytical equipment, as well as camera tubes, photomultipliers, switch tubes, magnetrons, hydrogen thyratrons and imaging equipment to the medical industry. In the last several years, the Company has capitalized on its engineering skill, expanding its product offering to include assistance in systems integration and upgrades of existing medical equipment to incorporate state-of-the-art imaging systems. In 1996, Richardson purchased two North American x-ray tube reloading facilities. During 1997, the Company continued its growth in the medical imaging market and established a European facility to supply the European market with reloaded x-ray tubes. Additionally, EDG has broadened its product offerings to include microwave generators used in semiconductor wafer fabrication and other industrial heating applications.

    Certain sectors of the electron tube market in which the Company participates are modestly contracting due to the continued substitution of semiconductor technology for traditional electron tube applications. EDG is expanding its customer base beyond North America and Europe. As industrialized countries convert to solid state, the used equipment employing tube technology is being redeployed to lesser developed areas of the world. Richardson's global expansion is, in part, to capitalize on this opportunity. The annual global market for electron tubes served by EDG is estimated by the Company to be more than $3.0 billion. As a result of product line and global expansion, EDG sales increased in each of the last three years.

    The following is a description of EDG's major product groups:

    POWER AMPLIFIER / OSCILLATOR TUBES are vacuum or gas-filled tubes used in applications where current or voltage amplification and/or oscillation is required. Some areas of use are induction heating, diathermy equipment, communications and radar systems and power supplies for voltage regulation or amplification.

    X-RAY TUBES AND X-RAY IMAGE INTENSIFIERS are glass and glass/metal vacuum tubes which generate high-frequency radiation for use in industrial, analytical and medical equipment. Stationary anode x-ray tubes are used primarily for inspection and non-destructive testing of solid materials and in crystallography. Rotating anode x-ray tubes are primarily used in medical applications, including fluoroscopy and computer-aided tomography (CAT-scan).

    INDUSTRIAL RECEIVING TUBES are vacuum tubes used to regulate or amplify small amounts of power in a wide variety of electrical and electronic equipment. Communications, medical instrumentation, consumer electronics, audiophile and industrial controls are typical applications for this product.

    MICROWAVE GENERATORS incorporate magnetrons which are high vacuum oscillator tubes used to generate energy at microwave frequencies. The pulsed magnetron is predominantly used to generate high energy microwave signals for radar applications. Magnetrons are also used in vulcanizing rubber, in the manufacture of wafers for the semiconductor industry and other industrial heating applications such as microwave ovens and by the medical industry for sterilization.

    IGNITRONS are mercury pool tubes used to control the flow of large amounts of electrical current. Their primary applications are in welding equipment, power conversion, fusion research and power rectification equipment.

    HYDROGEN THYRATRONS are electron tubes capable of high speed and high voltage switching. They are used to control the power in laser and radar equipment and in linear accelerators for cancer treatment.

    THYRATRONS AND RECTIFIERS are vacuum or gas-filled tubes used to control the flow of electrical current. Thyratrons are used to control ignitrons, electric motor speed controls, theatrical lighting and machinery such as printing presses and various types of medical equipment. Rectifiers are used to restrict electric current flow to one direction in power supply applications.

    SOLID STATE AND COMPONENTS

    SSC focuses its broad product offerings on two specialized markets. SSC serves many of the same customers and industries as EDG. Because of the Company's expertise in electron tube technology, it developed a strong competency in wireless communications and industrial applications requiring high power. SSC sells (i) Radio Frequency ("RF") and microwave components and (ii) power semiconductors and related components. In addition to the distribution of products, SSC provides design, prototype assembly, kitting, testing and other essential services to these markets. SSC's RF and microwave components are used by the emerging wireless and telecommunications markets as well as Richardson's traditional communications, broadcast and avionics customers. SSC's power semiconductors and related components serve industrial markets in power conversion applications.

    The majority of SSC's business is with OEMs. Because time-to-market is so critical in today's electronics industry, OEMs are outsourcing engineering design-in of devices and components. Richardson employs its core engineering expertise and distribution competency in wireless and industrial applications to meet customer requirements for design-in and prototype assembly of silicon controlled rectifier assemblies, amplifiers, pallets and transmitters.

    In October 1996, the Company acquired Compucon, a distributor of inter-connect devices operating in the northeastern United States. The acquisition brought to the Company a new product line and management with the specialized knowledge of its applications. The Company believes that it can achieve significant growth in this line by expanding Compucon's regional specialization through its worldwide sales network.

    The following is a description of SSC's major product groups:

    RF POWER TRANSISTORS are solid-state, high-frequency power amplifiers used in broadcast, cellular, aircraft and satellite communications and in many types of electronic instrumentation. The Company designs and provides prototype assemblies of amplifiers and pallets incorporating RF power transistors. In many circumstances, the customer prefers to acquire the complete assembly as opposed to the discrete transistor.

    HIGH VOLTAGE AND POWER CAPACITORS are used in industrial, avionics, medical and broadcast applications for filtering, high-current by-pass, feed-through capacitance for harmonic attenuation, pulse shaping, grid and plate blocking, tuning of tank circuits, antenna coupling and energy discharge.

    SILICON CONTROLLED RECTIFIERS ("SCRS"), HEAT SINK ASSEMBLIES AND POWER SEMICONDUCTOR MODULES are used in many industrial control applications because of their ability to switch large amounts of power at high speeds. These silicon power devices are capable of operating at up to 4,000 volts at 2,000 amperes.

    INTER-CONNECT DEVICES are passive components used to connect all types of electronic equipment including those employing RF technology.

    DISPLAY PRODUCTS GROUP

    DPG sells data display and instrumentation cathode ray tubes ("CRTs") that are used in data display, marine, medical, radar and avionic applications. It recently expanded its product line to include flat panel displays and monitors. DPG's primary market is users of replacement CRTs and related components, principally large manufacturing and service companies. Its customer base also includes both independent and original equipment service organizations. Richardson estimates annual factory sales of CRTs in the global market to be $12 billion. DPG offers a cost effective alternative to purchasing a complete data display monitor by replacing only the defective CRT. In addition to product sales, DPG provides engineered solutions to its customers including; system integration, extensive cross-referencing and other value-added capabilities that enable DPG to offer off-the-shelf availability for more than 200,000 manufacturers' part numbers from an inventory of approximately 200 standard CRTs.

    Computer terminals and monitors, broadcast monitors, viewfinders and TelePrompTers-Registered Trademark-, radar and instrumentation displays are some of the many product applications. Large mainframe systems, using multiple data display terminals, represent the largest market served by DPG. Typical users include hospitals, airports, airlines, brokerage offices, banks, television studios, utilities and assembly lines.

    The following is a description of DPG's major product groups:

    CATHODE RAY TUBES are vacuum tubes which convert an electrical signal into a visual image to display information on computer terminals or televisions. CRTs are used in various environments, including hospitals, financial institutions, airports and numerous other applications wherever electronic data is shared by large user groups. The product line includes both monochrome and color tubes.

    DATA DISPLAY MONITORS are peripheral components incorporating a color or monochrome CRT capable of displaying an analog or digitally generated video signal.

    FLAT PANEL DISPLAYS are display monitors incorporating a liquid crystal display or plasma panel, rather than a CRT, typically a few inches in depth and ranging from 10" to 42" measured diagonally.

    SECURITY SYSTEMS DIVISION

    SSD serves the commercial security and surveillance industry with a primary emphasis on closed circuit television ("CCTV") systems and components. SSD's strategy is to leverage Richardson's existing customer base of FORTUNE 500 customers and other large end-users, as opposed to security dealers or retailers. SSD's principal value-added service is system design. The Company believes heightened concerns over crime and the increasing incidence of liability claims, industrial and commercial organizations are expanding the use of CCTV systems to monitor and document activities in a wide range of applications. Industry sources estimate that North American wholesale sales of CCTV and related security equipment were $750 million in 1997 with a projected annual growth rate of 10% through 2000. In addition to its CCTV product offerings, SSD provides electronic components for burglar and fire detection systems, access control systems and commercial sound systems.

    Technology is changing continuously in the electronic surveillance industry. SSD offers its customers engineered solutions including systems integration, education and training. These engineered solutions assure SSD's customers remain at the forefront of the industry in terms of product knowledge and end user requirements.

    SSD's sales increased significantly in 1996 and 1997. Acquisitions and a significant increase in SSD's field sales force were principally responsible for these significant sales gains. In February 1997, the Company acquired Burtek and in August 1997 acquired Security Services International, both of which are security systems distributors operating in Canada, with combined annual sales of $38 million.

    The following is a description of SSD's major product groups:

    CCTV PRODUCTS which include cameras, lenses, monitors, scanners, time lapse recorders and associated accessories, are used in surveillance applications and for monitoring hazardous environments in the workplace.

    BURGLAR AND FIRE DETECTION SYSTEMS are devices used to detect unauthorized access to an area or the presence of smoke or fire.

    COMMERCIAL SOUND SYSTEMS are sound reproduction components used in background music, paging and telephonic interconnect systems.

DISTRIBUTION AND MARKETING

    The Company purchases vacuum tubes, RF and power semiconductors, related electronic components and electronic security products and systems from various sources, including Burle Industries, Clinton Electronics, Communication and Power Industries ("CPI"), Covimag, Ericsson, General Electric, Huber & Suhner, Jennings, Litton, M/A-COM, MPD, New Japan Radio, Orion/Daewoo, Panasonic, Pelco, Philips, Powerex, Samsung, Samtell, Sanyo, SGS THOMSON, Semtech, Sensormatic, Sony, Teletube, Toshiba, Triton Services, and Varian Associates. No single outside supplier currently accounts for more than 10% of the Company's purchases in any year, other than CPI, which accounted for 10.3%, 12.6% and 16.6% of purchases in fiscal 1997, 1996 and 1995, respectively.

    In 1991, the Company settled an antitrust suit with the U.S. Department of Justice related to its participation in the electron tube manufacturing industry. As a consequence, certain of its manufacturing activities became uneconomic and were divested or discontinued. Covimag is the entity formed to acquire the Company's former Brive, France manufacturing operation. Formal transfer of ownership occurred in January 1995. Covimag is managed by the same individuals previously employed by the Company at this facility. Under an evergreen agreement, the Company negotiates a purchase commitment on an annual basis. Covimag is highly dependent on Richardson, which is its primary customer. Settlement of purchases under the contract are at standard terms. Except for the supply contract, Richardson has no other financial commitment to or from Covimag. Relationships under the supply contract are believed by the Company to be satisfactory.

    In addition to the agreement with Covimag, the Company has marketing distribution agreements with various manufacturers in the electron tube, semiconductor and CCTV industries. The most significant distributor agreement is with CPI under which the Company is the exclusive distributor of power grid tubes throughout the world, with the exception of the United States and certain Eastern European countries. In these areas, however, the Company remains the only CPI stocking distributor.

    Customer orders are taken by the regional sales offices and generally directed to one of Richardson's principal distribution facilities in LaFox, Illinois; Houston, Texas; Vancouver, British Columbia; or Lincoln, England. There are 28 additional stocking locations throughout the world. The Company utilizes a sophisticated data processing network which provides on-line, real-time interconnection of all sales offices and central distribution operations. Information on stock availability, cross-reference information, customers and competitive market analyses are instantly obtainable throughout the entire distribution network.

MANUFACTURING

    The Company distributes its proprietary products principally under the trade names "National," "Cetron," "RF Gain" and "Amperex." Approximately 22% of the Company's sales are from products it manufactures or modifies through value-added services, primarily at its LaFox, Illinois facility. The Company also sells products under these brand names made by independent manufacturers to the Company's specifications.

    The products currently manufactured by the Company, or subcontracted on a proprietary basis for the Company, include thyratrons and rectifiers, power tubes, ignitrons, microwave generators, solar collector power tubes, electronic display tubes, phototubes, SCR assemblies, spark gap tubes, RF amplifiers, transmitters and pallet assemblies. Richardson reloads and remanufactures medical x-ray tube housings. The materials used in the manufacturing process consist of glass bulbs and tubing, nickel, stainless steel and other metals, plastic and metal bases, ceramics and a wide variety of fabricated metal components.

EMPLOYEES

    As of February 28, 1998, the Company employed 798 individuals on a full-time basis. Of these, 471 are located in the United States, including 61 employed in administrative and clerical positions, 312 in sales and distribution and 98 in value-added and product manufacturing. The Company's international subsidiaries employ an additional 327 individuals engaged in administration, sales and distribution. All of Richardson's employees are non-union. The Company's relationship with its employees is considered to be good.

COMPETITION

    Richardson believes that, on a global basis, it is a significant distributor of electron tubes, RF and power semiconductors and subassemblies, CRTs and security systems. For many of its product offerings, the Company competes against the OEM for sales of replacement parts and system upgrades to service existing installed equipment. In addition, the Company competes worldwide with other general line distributors and other distributors of electronic components.

PATENTS AND TRADEMARKS

    The Company holds or licenses certain manufacturing patents and trademark rights, including the trademarks "National," "Cetron" and "Amperex." The Company believes that although the patents and trademarks obtained have value, they will not determine the Company's success, which depends principally upon its core engineering capability, marketing technical support, product delivery and the quality and economic value of its products.

PROPERTIES

    The Company's corporate facility and largest distribution center is owned by the Company and is located on approximately 300 acres in LaFox, Illinois, consisting of approximately 255,000 square feet of manufacturing, warehouse and office space. Richardson also owns a building containing approximately 45,000 square feet of warehouse space on 1.5 acres in Geneva, Illinois. Owned facilities outside of the United States are located in England, Spain and Italy.

    The Company also maintains branch sales offices in or near major cities throughout the world, including 62 locations in North America, 12 in Europe, 9 in the Far East / Pacific Rim and 3 in Latin America. The Company leases production facilities in Texas, Virginia and the Netherlands for its medical tube reloading operation. The Company also leases a facility from a trust, of which Edward J. Richardson, Chairman of the Board of the Company, is the principal beneficiary. Such facility is used by SSD as its sales office and warehouse. Under the terms of this lease, the Company is obligated to make rental payments of $68,705 per year, expiring in 1999. The lease is on terms no less favorable to the Company than similar leases which would be available from unrelated third parties.

LITIGATION

    The Company is a defendant in PANACHE BROADCASTING OF PENNSYLVANIA V. RICHARDSON ELECTRONICS, LTD. in United States District Court, Northern District of Illinois, filed in 1990. The complaint purports to be a class action on behalf of all persons and businesses in the United States who purchased electron power tubes from one or more of the defendant corporations at any time since February 26, 1986. The complaint alleges antitrust violations and seeks treble damages, injunctive relief and attorneys fees. The Company has denied the material allegations. The case remains primarily in the preliminary discovery stage.

    The Company is also a defendant in ARIUS, INC. V. RICHARDSON ELECTRONICS, LTD. pending in state court in Orlando, Florida. The complaint filed in 1995 alleges a breach of a confidentiality agreement between Richardson and Arius and other causes of action against Richardson and three employees. The court entered an order prohibiting, among other things, contact by Richardson and one of its employees with Arius customers, except in the ordinary course of business. Shortly after entry of this order, Arius filed a Chapter 7 bankruptcy petition and ceased to be a going concern. In early 1998, Arius' bankruptcy trustee filed a motion seeking to penalize Richardson for having made sales to alleged Arius customers subsequent to the date Arius filed its bankruptcy petition. Richardson is vigorously contesting this motion and has asserted, among other things, that it had no contact with alleged Arius customers except in the ordinary course of business and that Arius' bankruptcy terminated Arius' customer relationships.

    From time to time the Company is involved in other litigation arising in the normal course of its business which is not expected to have a material adverse effect on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information regarding the executive officers and members of the Board of Directors of the Company.

NAME                                     AGE      POSITION(S)
-----------------------------------      ---      -----------------------------------------------------------------------
Edward J. Richardson...............          56   Chairman of the Board and Chief Executive Officer

Bruce W. Johnson...................          57   President, Chief Operating Officer and Director

William J. Garry...................          50   Vice President of Finance, Chief Financial Officer and Director

Bart F. Petrini....................          59   Executive Vice President-Electron Device Group

Norman A. Hilgendorf...............          37   Vice President-Solid State and Components

Charles J. Acurio..................          38   Executive Vice President-Display Products Group

Flint Cooper.......................          36   Executive Vice President-Security Systems Division

Robert Prince......................          36   Executive Vice President of Worldwide Sales

Pierluigi Calderone................          40   Vice President and Managing Director of European Operations

William G. Seils...................          62   Senior Vice President, General Counsel and Secretary

Joseph C. Grill....................          53   Vice President-Human Resources

Arnold R. Allen....................          66   Director

Jacques Bouyer.....................          69   Director

Kenneth J. Douglas.................          75   Director

Scott Hodes........................          60   Director

Ad Ketelaars.......................          41   Director

Harold L. Purkey...................          53   Director

Samuel Rubinovitz..................          68   Director

    Mr. Richardson has been employed by the Company or its predecessor since 1961, holding several positions. He was Chairman of the Board, President and Chief Executive Officer from September 1989 until November 1996, when Mr. Johnson became President. Mr. Richardson continues to hold the offices of Chairman of the Board and Chief Executive Officer.

    Mr. Johnson has been President, Chief Operating Officer and Director since joining the Company in November 1996. Prior thereto, from January 1992 until January 1996, he was president of Premier Industrial Corporation, a New York Stock Exchange listed company which was acquired by Farnell Ltd. in April 1996. He was executive vice president of Premier from February 1987 until January 1992. Premier is a full service business to business supplier of electronic components for industrial and consumer products, essential maintenance and repair products for industrial, commercial and institutional applications and manufactured high-performance fire-fighting equipment.

    Mr. Garry has been Vice President of Finance, Chief Financial Officer and Director since joining the Company in June 1994. Prior to joining the Company he was vice president of finance and chief financial officer and a director of GEO International Corporation of Chicago, Illinois from August 1986 until May 1994. GEO International Corporation filed a voluntary petition for bankruptcy protection in October 1993 and emerged from bankruptcy under a plan of reorganization effective May 12, 1995.

    Mr. Petrini has been Executive Vice President - EDG since February 1998. He was Vice President - EDG from April 1994 until February 1998. From June 1989 until joining Richardson in April 1994, he was a consultant with Petrini, Frank & Co.

    Mr. Hilgendorf has been Vice President - SSC since January 1998. He joined the Company in May 1994 and has served as Product Manager and Business Unit Manager in SSC from May 1994 until January 1998. From June 1990 until May 1994 he was employed by W. W. Grainger, Inc.

    Mr. Acurio has been Executive Vice President - DPG since February 1998. He was Vice President - DPG from April 1993 until February 1998 and prior thereto held the titles of CRT Division Manager and DPG Strategic Business Unit Manager since June 1988.

    Mr. Cooper has been Executive Vice President - SSD since joining the Company in November 1994. He was director of CCTV sales with Arius, Inc. from February 1991 until November 1994 and purchasing agent at ADT Security Systems, a distributor of electronic security equipment, from August 1988 to January 1991.

    Mr. Prince has been Executive Vice President of Worldwide Sales since February 1998 and was Vice President of Worldwide Sales from November 1996 until February 1998. He was Vice President of Sales from November 1991 until November 1996 and held several other positions since joining the Company in November 1978.

    Mr. Calderone has been Vice President and Managing Director of European Operations since March 1998. He joined the Company in July 1990 as District Sales Manager for Italy and served as Regional Sales Manager of Italy from February 1991 until March 1998.

    Mr. Seils has been Senior Vice President since January 1992 and General Counsel and Secretary since May 1986. Prior to joining the Company in 1986, he was a partner in the law firm of Arvey, Hodes, Costello and Burman, Chicago, Illinois.

    Mr. Grill has been Vice President - Human Resources since October 1993 and was Vice President - Corporate Administration from January 1992 until October 1993. He served in other office capacities of the Company since joining it in October 1987.

    Mr. Allen has been a Director of the Company since September 1985 when he also joined the Company as its President and Chief Operating Officer. He retired as President of the Company in September 1989. Since his retirement Mr. Allen has been a management consultant and presently provides management consulting services to Richardson. He served as Chairman of the Strategic Planning Committee of the Company's Board of Directors from April 1991 until April 1992.

    Mr. Bouyer has been a Director of the Company since 1990. He served as chairman of the board of Philips Composants of Paris, France, engaged in the manufacture and sale of electronic components and a subsidiary of N.V. Philips of The Netherlands, from April 1, 1990 until January 1, 1994 when he became honorary chairman of the board and a director until December 31, 1995. Mr. Bouyer also was vice chairman of the BIPE Institute for Economic and Market Research from 1981 until 1997. He has been a consultant in business strategies and management since January 1994. Mr. Bouyer is serving Richardson as an independent management consultant principally with respect to European matters. He is also a director of LTX Corporation.

    Mr. Douglas has been a Director of the Company since 1987. He was vice chairman of Dean Foods Company for the period from December 1988 to September 1992, when he retired. Prior to becoming vice chairman, he served as chairman of Dean Foods for many years. He is now the chairman of the board of West Suburban Hospital Medical Center. He is also a director of Andrew Corporation.

    Mr. Hodes has been a Director of the Company since 1983 and is a partner at the law firm of Ross & Hardies, which firm provides legal services to the Company.

    Mr. Ketelaars has been a Director of the Company since April 1996 and presently serves the Company as an employee of certain foreign subsidiaries. He joined Richardson as Vice President and Managing Director of Europe in May 1993 and resigned from that position effective May 31, 1996 to become chief executive officer of EnerTel, a new telecommunications company established by Dutch electric utility companies and CATV companies. Prior to joining Richardson he was general manager of Philips Printed Circuit Boards since 1988 and product group manager professional tubes of Philips Components since 1987.

    Mr. Purkey has been a Director of the Company since 1994. He has been president of Forum Capital Markets L.P. since May 1997 and senior managing director of such company since May 1994. From July 1990 until February 1994 he was employed by Smith Barney Shearson, holding the position of senior managing director and manager of the convertible bond department.

    Mr. Rubinovitz has been a Director of the Company since 1984. He also serves Richardson as a consultant. He was executive vice president of EG&G, Inc., a diversified manufacturer of instruments and components, from April 1989 until his retirement in January 1994. He is also chairman of the board of directors of LTX Corporation, and a director of KLA-Tencor Corporation and Kronos, Inc.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information concerning the beneficial ownership of the Common Stock as of March 31, 1998 (except as noted otherwise) and as adjusted to reflect the sale of 1,500,000 shares of Common Stock by the Company and the sale of 1,500,000 shares of Common Stock by the Selling Stockholder, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) the Selling Stockholder,
(iii) each director of the Company, (iv) each of the executive officers of the Company and (v) all executive officers and directors of the Company as a group. Since Class B Common Stock is convertible into Common Stock the number of shares listed as owned under the Common Stock column in the table also includes the number of shares of Class B Common Stock owned by such person.

    Edward J. Richardson, Chairman of the Board and Chief Executive Officer is offering to sell 1,500,000 shares of Common Stock (and an additional 225,000 shares if the Underwriters elect to exercise their over-allotment option). No other stockholder of the Company is selling any shares in this Offering.


                                                         COMMON STOCK AND CLASS B COMMON STOCK
                                                                   BENEFICIALLY OWNED
                                                PRIOR TO OFFERING                       AFTER OFFERING
                                       ------------------------------------  ------------------------------------
                                        NUMBER OF                  TOTAL      NUMBER OF                  TOTAL
                                        SHARES OF     PERCENT     VOTING      SHARES OF     PERCENT     VOTING
      NAME OF BENEFICIAL OWNER          COMMON (1)   OF CLASS   PERCENT (2)   COMMON (1)   OF CLASS   PERCENT (2)
-------------------------------------  ------------  ---------  -----------  ------------  ---------  -----------
Edward J. Richardson.................    5,856,521(3)     48.0%      83.5%     4,356,521       31.8%       77.1%
Scott Hodes..........................       48,424(4)         *          *        48,424           *           *
Samuel Rubinovitz....................       45,431(5)         *          *        45,431           *           *
Arnold R. Allen......................       76,223(6)         *       1.0%        76,223           *           *
Kenneth J. Douglas...................       51,344(7)         *          *        51,344           *           *
Jacques Bouyer.......................       42,000(8)         *          *        42,000           *           *
William J. Garry.....................       32,428(9)         *          *        32,428           *           *
Harold L. Purkey.....................       17,000(10)         *          *       17,000           *           *
Ad Ketelaars.........................       54,800(11)         *          *       54,800           *           *
Bruce W. Johnson.....................       20,250(12)         *          *       20,250           *           *
Bart F. Petrini......................       29,683(13)         *          *       29,683           *           *
Norman A. Hilgendorf.................        1,652(14)         *          *        1,652           *           *
Charles J. Acurio....................       15,828(15)         *          *       15,828           *           *
Flint Cooper.........................        8,885(16)         *          *        8,885           *           *
Robert Prince........................       36,177(17)         *          *       36,177           *           *
Pierluigi Calderone..................        5,400(18)         *          *        5,400           *           *
William G. Seils.....................       60,276(19)         *          *       60,276           *           *
Joseph C. Grill......................       47,638(20)         *          *       47,638           *           *
Royce & Associates, Inc..............    1,272,255(21)     13.8%       3.1%    1,272,255       11.9%        3.0%
  Royce Management Company
  and Charles M. Royce
T. Rowe Price Associates, Inc........      753,651(22)      8.4%       1.8%      753,651        7.2%        1.7%
Loomis Sayles & Company, L.P.........    1,009,240(23)     10.1%       2.4%    1,009,240        8.8%        2.3%
Kalmar Investments, Inc..............      593,814(24)      6.6%       1.4%      593,814        5.7%        1.4%
Investment Advisors, Inc.............      479,700(25)      5.3%       1.2%      479,700        4.6%        1.1%
Executive Officers and Directors as a    6,444,560       50.7%       85.9%     4,916,960       34.8%       79.4%
  group (18 persons)


------------------------

(*) Less than 1%.

 (1) Except as noted, beneficial ownership of each of the shares listed is comprised of either sole investment and sole voting power, or investment power and voting power that is shared with the spouse of the Director or officer, or voting power that is shared with the Trustees of the Company's Employees Stock Ownership Plan ("ESOP") with respect to shares identified as allocated to the individual's ESOP account.

 (2) Common Stock is entitled to one vote per share and Class B Common Stock is entitled to ten votes per share. Computation assumes that Class B Common Stock held or subject to acquisition pursuant to stock option is not converted into Common Stock.

 (3) Includes 3,191,421 shares of Common Stock which would be issued upon conversion of Mr. Richardson's Class B Common Stock (which represents 98.4% of such Class), 23,006 shares of Common Stock allocated to the account of Mr. Richardson under the ESOP and 804 shares of Common Stock which would be issued upon conversion of $17,000 principal amount of the Corporation's
     7 1/4% Convertible Subordinated Debentures, and 4,611 shares of Common Stock which would be issued upon conversion of $83,000 principal amount of the Corporation's 8 1/4% Convertible Senior Subordinated Debentures owned by a Trust of which Mr. Richardson is a co-trustee and as such shares investment and voting power. Does not include 10,900 shares of Common Stock held by William G. Seils as custodian for Mr. Richardson's sons, Alexander and Nicholas, as to which Mr. Richardson disclaims beneficial ownership. Mr. Richardson's address is 40W267 Keslinger Road, LaFox IL 60147.

 (4) Includes 3,712 shares of Common Stock which would be issued upon conversion of Mr. Hodes' Class B Common Stock. Also includes 40,000 shares of Common Stock for stock options exercisable within 60 days.

 (5) Includes 825 shares of Common Stock which would be issued upon conversion of Mr. Rubinovitz' Class B Common Stock. Also includes 40,000 shares of Common Stock for stock options exercisable within 60 days.

 (6) Includes 37,393 shares of Common Stock to which Mr. Allen holds stock options exercisable within 60 days and an additional 37,393 shares of Common Stock which would be issued upon conversion of 37,393 shares of Class B Common Stock as to which he also holds stock options exercisable within 60 days.

 (7) Includes 1,347 shares of Common Stock which would be issued upon conversion of Mr. Douglas' Class B Common Stock. Also includes 40,000 shares of Common Stock for stock options exercisable within 60 days.

 (8) Includes 40,000 shares of Common Stock for stock options exercisable within 60 days.

 (9) Includes 17,000 shares of Common Stock to which Mr. Garry holds stock options exercisable within 60 days. Also includes 1,485 shares of Common Stock allocated to the account of Mr. Garry under the ESOP.

 (10) Includes 15,000 shares of Common Stock as to which Mr. Purkey holds stock options exercisable within 60 days.

 (11) Includes 54,800 shares of Common Stock as to which Mr. Ketelaars holds stock options exercisable within 60 days.

 (12) Includes 10,000 shares of Common Stock for which Mr. Johnson holds stock options exercisable within 60 days. Also includes 250 shares allocated to the account of Mr. Johnson under the ESOP. Does not include an additional 55,000 shares under options which are not yet vested.

 (13) Includes 27,000 shares of Common Stock as to which Mr. Petrini holds stock options exercisable within 60 days and 1,485 shares of Common Stock allocated to the account of Mr. Petrini under the ESOP.

 (14) Includes 650 shares of Common Stock as to which Mr. Hilgendorf holds stock options exercisable within 60 days and 1,002 shares of Common Stock allocated to the account of Mr. Hilgendorf under the ESOP.

 (15) Includes 7,500 shares of Common Stock as to which Mr. Acurio holds stock options exercisable within 60 days and 5,228 shares of Common Stock allocated to the account of Mr. Acurio under the ESOP.

 (16) Includes 5,000 shares of Common Stock as to which Mr. Cooper holds stock options exercisable within 60 days and 932 shares of Common Stock allocated to the account of Mr. Cooper under the ESOP.

 (17) Includes 28,327 shares of Common Stock as to which Mr. Prince holds stock options exercisable within 60 days and 5,323 shares of Common Stock allocated to the account of Mr. Prince under the ESOP.

 (18) Includes 1,900 shares of Common Stock as to which Mr. Calderone holds stock options exercisable within 60 days.

 (19) Includes 50,970 shares of Common Stock as to which Mr. Seils holds stock options exercisable within 60 days. Also includes 8,123 shares of Common Stock allocated to the account of Mr. Seils under the ESOP. Does not include 10,900 shares of Common Stock held by Mr. Seils as custodian for Mr. Richardson's sons, Alexander and Nicholas.

 (20) Includes 41,500 shares of Common Stock as to which Mr. Grill holds stock options exercisable within 60 days and 5,192 shares of Common Stock allocated to the account of Mr. Grill under the ESOP.


 (21) Charles M. Royce may be deemed a controlling person of Royce & Associates, Inc. ("Royce") and Royce Management Company ("RMC") and as such may be deemed to beneficially own the shares of Common Stock beneficially owned by Royce and RMC which own 1,090,675 shares of Common Stock and 27,247 shares of Common Stock which would be issued upon conversion of the Company's 7 1/4% Convertible Subordinated Debentures and 154,333 shares of Common Stock which would be issued upon conversion of the Company's 8 1/4% Convertible Senior Subordinated Debentures owned by Royce and RMC. Mr. Royce does not own any shares outside of Royce and RMC, and disclaims beneficial ownership of the shares held by Royce and RMC. Information disclosed in this table was obtained from Royce on April 9, 1998. The address for Royce is 1414 Avenue of the Americas, New York, NY 10019.


 (22) Includes 23,651 shares of Common Stock which would be issued on conversion of the Company's 7 1/4% Convertible Subordinated Debentures owned by T. Rowe Price. These securities are owned by various individual and institutional investors including T. Rowe Price Small Cap Value Fund, Inc. which owns 700,000 shares, representing 7.8% of the shares outstanding, which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Price Associates has sole dispositive power for all 753,651 shares of Common Stock and sole voting power for 30,000 shares of Common Stock. Information disclosed in this table was obtained from Price Associates on April 8, 1998. The address for Price Associates is 100 East Pratt Street, Baltimore, MD 21202.

 (23) Loomis Sayles & Company, L.P. ("Loomis"), an investment advisor, shares the power to dispose of the shares and shares the power to vote 255,434 shares. Clients of Loomis have the economic interest, but no one client has such an interest relating to more than 5% of the class. Loomis indicates that the shares reported for Loomis relate to such party's ownership of the Company's convertible debentures. Information disclosed in this table was obtained by reviewing Schedule 13G filed by Loomis on February 12, 1998. The address for Loomis is One Financial Center, Boston, MA 02111.

 (24) Kalmar Investments, Inc. ("Kalmar") is an investment advisor having sole power to dispose of these shares. Information disclosed in this table was obtained from Kalmer Investments, Inc. on April 2, 1998. The address for Kalmar is Barley Mill House, 3701 Kenner Pike, Greenville, DE 19807.

 (25) Investment Advisors, Inc. is an investment advisor reporting with respect to shares held by various custodian banks for various clients none of which hold more than 5% of the Common Stock, and shared voting and dispositive power with respect to 134,300 of such shares. Information disclosed in this table was obtained from Investment Advisors, Inc. on April 2, 1998. The address for Investment Advisors, Inc. is 3700 First Bank Place, Box 357, Minneapolis, MN 55440.

                          DESCRIPTION OF CAPITAL STOCK
                                 AND DEBENTURES

    The Company is presently authorized to issue 30,000,000 shares of Common Stock, par value $.05 per share ("Common Stock"), 10,000,000 shares of Class B Common Stock, par value $.05 per share ("Class B Common Stock") and 5,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"). The Preferred Stock may be issued in series at the election of the Board of Directors which may fix the terms of each such series without further stockholder action. No Preferred Stock is presently outstanding. Shares of Class B Common Stock are subject to conversion into shares of Common Stock on a share for share basis as described below. See "--Terms of Common Stock and Class B Common Stock" below.

    The Company has $40,000,000 principal amount of 8 1/4% Convertible Senior Subordinated Debentures due June 15, 2006 (the "8 1/4% Debentures"), and $30,825,000 principal amount of 7 1/4% Convertible Subordinated Debentures due December 15, 2006 (the "7 1/4% Debentures"), presently outstanding (the 8 1/4% Debentures and the 7 1/4% Debentures are sometimes jointly referred to as the "Debentures").

    The statements relating to the Common Stock, Class B Common Stock and Debentures are summaries and do not purport to be complete. Such summaries use terms defined in and are qualified in their entirety by express reference to Article Fourth of the Restated Certificate of Incorporation of the Company and the indentures under which the Debentures are issued.

TERMS OF COMMON STOCK AND CLASS B COMMON STOCK

    Except for voting by class in instances required by law, holders of Common Stock and Class B Common Stock vote with holders of Preferred Stock (if any are issued with voting rights) as a single class on all matters including the election of directors, with each share of Common Stock having one vote and each share of Class B Common Stock having ten votes. There is no cumulative voting in the election of directors and stockholders voting a majority of the votes (including Edward J. Richardson, who presently owns shares having approximately 83.5% of the voting power and 77.1% after completion of this Offering) at any annual meeting will be able to elect all the directors to be elected, and the minority will not be able to elect any directors.

    Subject to the terms and preferences of the Preferred Stock, if any is issued from time to time and the limitations on cash dividends contained in the indentures under which the 7 1/4% Debentures and 8 1/4% Debentures are issued, the Common Stock and the Class B Common Stock rank equally and have the same rights with respect to dividends and distributions, except that the Class B Common Stock is entitled to receive 90% of the cash dividend declared and paid on the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note F to the Consolidated Financial Statements and "--Terms of Debentures."

    The Common Stock is freely transferable and shares of Common Stock may be registered as requested by the holder thereof. Pursuant to the terms of the Company's certificate of incorporation, shares of Class B Common Stock generally are not freely transferable except to a family member or entity holding for the benefit of the owner or a family member (a "Permitted Transferee"). A transfer of Class B Common Stock to any person or entity other than a Permitted Transferee results in the automatic conversion of such Class B Common Stock into shares of Common Stock on a share-for-share basis. Shares of Class B Common Stock are convertible into Common Stock on a share-for-share basis at all times at the option of the holder thereof. Shares of Common Stock are not convertible into shares of Class B Common Stock.

    If at any time the number of issued and outstanding shares of Class B Common Stock falls below 10% of the aggregate number of issued and outstanding shares of Common Stock, Class B Common Stock and Preferred Stock, all the outstanding shares of Class B Common Stock immediately and automatically are converted into shares of Common Stock.

    Pursuant to the terms of the Company's certificate of incorporation, the Company cannot issue any additional shares of Class B Common Stock, except pursuant to exercise of options already granted prior to December 10, 1986 under Richardson's stock purchase or option plans or in connection with stock splits, stock dividends, reclassifications or other subdivisions, unless such issuance is authorized by the vote of holders of a majority of the outstanding shares of Common Stock and Class B Common Stock voting separately as a class.

    Stockholders of the Company do not have preemptive or other rights to subscribe for additional shares of either Common Stock or Class B Common Stock. Neither the Common Stock nor the Class B Common Stock is callable or subject to optional or mandatory redemption, except that shares of Class B Common Stock are subject to automatic conversion into shares of Common Stock as described above.

TERMS OF DEBENTURES

    The 8 1/4% Debentures mature June 15, 2006 and bear interest at 8 1/4% per annum, payable on each June 15 and December 15 to holders of record on June 1 and December 1, respectively. They can be converted into Common Stock at $18.00 per share, subject to certain adjustments. They are redeemable at any time at 100% of principal amount plus accrued interest. There are no sinking fund provisions applicable to the 8 1/4% Debentures. They are unsecured obligations of the Company, subordinated to all Senior Indebtedness (as defined in the Indenture under which they are issued) of the Company. The 8 1/4% Debentures rank senior in right of payment to the 7 1/4% Debentures.

    The 7 1/4% Debentures mature December 15, 2006 and bear interest at 7 1/4% per annum, payable on each June 15 and December 15 to holders of record on June 1 and December 1, respectively. They can be converted into Common Stock at $21.14 per share, subject to certain adjustments. They are redeemable at any time at 100% of principal amount plus accrued interest. There is an annual sinking fund payment of $6,225,000 due on each December 15, however, the Company has acquired sufficient 7 1/4% Debentures to satisfy such requirement in full through December 15, 2003. On December 15, 2004, $275,000 will be due and $6,225,000 will be due on December 15, 2005. The 7 1/4% Debentures are unsecured obligations of the Company, subordinated to all Senior Indebtedness (as defined in the indenture under which they are issued) of Richardson.

                                  UNDERWRITING

    The underwriters named below (the "Underwriters"), acting through their representatives, Cleary Gull Reiland & McDevitt Inc. and McDonald & Company Securities, Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Stockholder and the Underwriters, to purchase from the Company and the Selling Stockholder the number of shares of Common Stock set forth below opposite their respective names, at the offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                         UNDERWRITERS                                            NUMBER OF SHARES
-----------------------------------------------------------------------------------------------  -----------------
Cleary Gull Reiland & McDevitt Inc.............................................................
McDonald & Company Securities, Inc.............................................................

                                                                                                 -----------------
      Total....................................................................................       3,000,000
                                                                                                 -----------------
                                                                                                 -----------------

    The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to certain conditions precedent and that the Underwriters will purchase all of the Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased.

    The Company and the Selling Stockholder have been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public at the offering price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not in excess of $      per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $      per share to certain other dealers. After commencement
of the Offering, the offering price and other selling terms may be changed by the Underwriters.

    Certain of the Underwriters and the selling group members that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making activity when Rule 101 would otherwise prohibit such activity. Rule 103 prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution of the Common Stock. Each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the Registration Statement of which this Prospectus forms a part.

    The Company and the Selling Stockholder have granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock from them pro rata, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares offered by the Company and the Selling Stockholder hereunder, and the Company and the Selling Stockholder will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,000,000 shares are being offered.

    The Company and the Selling Stockholder have agreed to indemnify the Underwriters against, and to contribute to losses arising out of, certain civil liabilities in connection with this Offering, including liabilities under the Securities Act.

    Except in specified circumstances, the Company, the Selling Stockholder, and the Company's executive officers and directors have agreed not to offer, sell, transfer, pledge, contract to do the same, or otherwise dispose of any of their shares of Common Stock or stock equivalents for a period of 120 days after the closing date of this Offering without the prior written consent of Cleary Gull Reiland & McDevitt Inc.

    The foregoing includes a summary of the principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to the Underwriting Agreement that is on file as an exhibit to the Registration Statement of which this Prospectus forms a part.

                                 LEGAL MATTERS

    Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Company by Ross & Hardies, Chicago, Illinois. Scott Hodes, a partner in Ross & Hardies, is also a Director of the Company and beneficially owns 48,424 shares of Common Stock. Certain legal matters related to the Offering will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

    The consolidated financial statements of Richardson Electronics, Ltd. at May 31, 1997 and 1996, and for each of the three years in the period ended May 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional offices of the Commission: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, electronically filed registration statements, reports, proxy statements and other information regarding the Company may be obtained on the Internet from the Commission's Web site at http://www.sec.gov. The Common Stock is traded on the Nasdaq National Market and certain of the Company's reports, proxy materials and other information may be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1801 K Street, N.W., Washington, D.C. 20006.

    This Prospectus, which constitutes a part of a registration statement on Form S-2 (the "Registration Statement") filed by the Company with the Commission under the Securities Act, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any contract or documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission, although the Company believes such summaries accurately describe all material provisions of such documents. Copies of the Registration Statement and the exhibits and schedules thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K for the year ended May 31, 1997; (ii) Quarterly Reports on Form 10-Q and Form 10-Q/A for the quarters ended August 31, 1997, November 30, 1997 and February 28, 1998; and (iii) Proxy Statement for the Company's Annual Meeting of Stockholders held on October 7, 1997.

    The Company will furnish without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon written or oral request, a copy of any or all of the documents incorporated by reference as a part of the Registration Statement (other than exhibits to such documents, except such exhibits as are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests should be directed to the principal executive office of Richardson, 40W267 Keslinger Road, LaFox, Illinois 60147; Attention: Investor Relations, telephone number (630) 208-2371, fax (630) 208-2950, E-mail wgs@rell.com.

                                                                                                                PAGE
                                                                                                                -----

REPORT OF INDEPENDENT AUDITORS.............................................................................         F-2

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets as of May 31, 1996 and 1997 and February 28, 1998 (unaudited)................         F-3

  Consolidated Statements of Operations for the years ended May 31, 1995, 1996 and 1997 and the nine month
    periods ended February 28, 1997 and 1998 (unaudited)...................................................         F-4

  Consolidated Statements of Cash Flows for the years ended May 31, 1995, 1996 and 1997 and the nine month
    periods ended February 28, 1997 and 1998 (unaudited)...................................................         F-5

  Consolidated Statements of Stockholders' Equity for the years ended May 31, 1995, 1996 and 1997 and the
    nine month period ended February 28, 1998 (unaudited)..................................................         F-6

  Notes to the Consolidated Financial Statements...........................................................         F-7

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES
                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Directors
Richardson Electronics, Ltd.
LaFox, Illinois

    We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. and subsidiaries as of May 31, 1997 and 1996, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richardson Electronics, Ltd. and subsidiaries at May 31, 1997 and 1996, and the consolidated results of their operations and cash flows for each of the three years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Chicago, Illinois
July 8, 1997, except for
"Earnings per Share" in Note A
as to which the date is February 28, 1998

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                                 MAY 31,
                                                                                         ------------------------
                                                                                            1996         1997
                                                                                         -----------  -----------  FEBRUARY 28,
                                                                                                                       1998
                                                                                                                   ------------
                                                                                                                   (UNAUDITED)
                                                            ASSETS

CURRENT ASSETS

Cash and equivalents...................................................................  $     6,784  $    10,012   $    6,886

Receivables, less allowance of $1,461, $2,102 and $1,775...............................       48,232       53,333       58,786

Inventories............................................................................       94,327       92,194       93,777

Other..................................................................................        8,062       10,497        9,998
                                                                                         -----------  -----------  ------------

    TOTAL CURRENT ASSETS...............................................................      157,405      166,036      169,447

Investments............................................................................        2,190        2,152        2,776

Property, plant and equipment, net.....................................................       16,054       17,526       18,140

Other assets...........................................................................        4,509        6,800        9,291
                                                                                         -----------  -----------  ------------

    TOTAL ASSETS.......................................................................  $   180,158  $   192,514   $  199,654
                                                                                         -----------  -----------  ------------
                                                                                         -----------  -----------  ------------

                                             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable.......................................................................  $    14,503  $    12,766   $   18,037

Accrued liabilities....................................................................        9,751       12,449       10,183
                                                                                         -----------  -----------  ------------

    TOTAL CURRENT LIABILITIES..........................................................       24,254       25,215       28,220

Long-term debt.........................................................................       92,025      107,275      105,623

Deferred income taxes..................................................................        1,087          434        1,600
                                                                                         -----------  -----------  ------------

    TOTAL LIABILITIES..................................................................      117,366      132,924      135,443

STOCKHOLDERS' EQUITY

Common Stock, $.05 par value...........................................................          428          437          449

Class B Common Stock, convertible, $.05 par value......................................          162          162          162

Preferred Stock, $1.00 par value.......................................................      --           --            --

Additional paid-in capital.............................................................       52,185       53,512       55,549

Retained earnings......................................................................       12,430        9,082       14,396

Foreign currency translation adjustment................................................       (2,413)      (3,603)      (6,345)
                                                                                         -----------  -----------  ------------

      TOTAL STOCKHOLDERS' EQUITY.......................................................       62,792       59,590       64,211
                                                                                         -----------  -----------  ------------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.......................................  $   180,158  $   192,514   $  199,654
                                                                                         -----------  -----------  ------------
                                                                                         -----------  -----------  ------------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                                    FIRST NINE
                                                                                   FISCAL YEAR ENDED MAY 31,        MONTHS(1)
                                                                                  ----------------------------  ------------------
                                                                                    1995      1996      1997      1997      1998
                                                                                  --------  --------  --------  --------  --------
                                                                                                                (UNAUDITED)
NET SALES.......................................................................  $208,118  $239,667  $255,139  $183,874  $223,442
Cost of products sold...........................................................   152,785   169,123   187,675   137,182   159,596
                                                                                  --------  --------  --------  --------  --------
      Gross margin..............................................................    55,333    70,544    67,464    46,692    63,846
Selling, general and administrative expenses....................................    48,674    52,974    62,333    46,508    48,525
                                                                                  --------  --------  --------  --------  --------
      OPERATING INCOME..........................................................     6,659    17,570     5,131       184    15,321
Other (income) expense:
    Interest expense............................................................     6,473     6,624     7,622     5,588     6,218
    Investment income...........................................................    (1,863)   (1,238)     (392)     (249)     (534)
    Foreign exchange and other..................................................      (582)      173       626       173        27
                                                                                  --------  --------  --------  --------  --------
                                                                                     4,028     5,559     7,856     5,512     5,711
                                                                                  --------  --------  --------  --------  --------
      Income (loss) before income taxes and extraordinary item..................     2,631    12,011    (2,725)   (5,328)    9,610
Income tax provision (benefit)..................................................       150     3,900    (1,720)   (2,500)    2,880
                                                                                  --------  --------  --------  --------  --------
      Income (loss) before extraordinary item...................................     2,481     8,111    (1,005)   (2,828)    6,730
Extraordinary gain (loss), net of tax...........................................       527     --         (488)     (488)    --
                                                                                  --------  --------  --------  --------  --------
      NET INCOME (LOSS).........................................................  $  3,008  $  8,111  $ (1,493) $ (3,316) $  6,730
                                                                                  --------  --------  --------  --------  --------
                                                                                  --------  --------  --------  --------  --------
INCOME (LOSS) PER SHARE--BASIC:
  Before extraordinary item.....................................................  $    .22  $    .70  $   (.08) $   (.24) $    .56
  Extraordinary gain (loss), net of tax.........................................       .05     --         (.04)     (.04)    --
                                                                                  --------  --------  --------  --------  --------
    Net income (loss) per share.................................................  $    .27  $    .70  $   (.12) $   (.28) $    .56
                                                                                  --------  --------  --------  --------  --------
                                                                                  --------  --------  --------  --------  --------
  Average shares outstanding....................................................    11,425    11,659    11,892    11,886    12,096
                                                                                  --------  --------  --------  --------  --------
                                                                                  --------  --------  --------  --------  --------
INCOME (LOSS) PER SHARE--DILUTED:
  Before extraordinary item.....................................................  $    .21  $    .68  $   (.08) $   (.24) $    .54
  Extraordinary gain (loss), net of tax.........................................       .05     --         (.04)     (.04)    --
                                                                                  --------  --------  --------  --------  --------
    Net income (loss) per share.................................................  $    .26  $    .68  $   (.12) $   (.28) $    .54
                                                                                  --------  --------  --------  --------  --------
                                                                                  --------  --------  --------  --------  --------
  Average shares outstanding....................................................    11,566    12,002    11,892    11,886    12,476
                                                                                  --------  --------  --------  --------  --------
                                                                                  --------  --------  --------  --------  --------
Dividends per common share......................................................  $    .16  $    .16  $    .16  $    .12  $    .12
                                                                                  --------  --------  --------  --------  --------
                                                                                  --------  --------  --------  --------  --------

------------------------

(1)  FOR THE NINE-MONTH PERIODS ENDED FEBRUARY 28, 1997 AND 1998, RESPECTIVELY.

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                                  FIRST
                                                                                                                  NINE
                                                                                 FISCAL YEAR ENDED MAY 31,      MONTHS(1)
                                                                             ---------------------------------  ---------
                                                                                1995        1996       1997
                                                                             ----------  ----------  ---------    1997
                                                                                                                ---------
                                                                                                                (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss)..........................................................  $    3,008  $    8,111  $  (1,493) $  (3,316)
  Adjustments to reconcile net income (loss) to cash provided by (used in)
    operating activities:
      Depreciation.........................................................       2,669       2,709      2,627      1,973
      Amortization of intangibles and financing costs......................         427         360      1,318      1,091
      Deferred income taxes................................................       1,310       2,338     (3,305)    (3,026)
      Stock contribution to employee ownership plan........................         500         500        800        800
      Special charges......................................................      --          --         11,000     11,000
                                                                             ----------  ----------  ---------  ---------
      Net adjustments......................................................       4,906       5,907     12,440     11,838
                                                                             ----------  ----------  ---------  ---------
Changes in working capital, net of currency translation effects and business acquisitions:
      Receivables..........................................................      (7,215)     (5,310)    (4,277)    (3,549)
      Inventories..........................................................      (5,600)    (12,920)       406       (922)
      Other current assets.................................................        (429)      1,567        253       (845)
      Accounts payable.....................................................       5,079      (3,448)    (3,719)      (974)
      Accrued liabilities..................................................      (6,437)     (1,843)        28       (600)
                                                                             ----------  ----------  ---------  ---------
      Net changes in working capital.......................................     (14,602)    (21,954)    (7,309)    (6,890)
                                                                             ----------  ----------  ---------  ---------
      NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES..................      (6,688)     (7,936)     3,638      1,632
                                                                             ----------  ----------  ---------  ---------
FINANCING ACTIVITIES:
  Proceeds from borrowings.................................................       8,000      22,200     57,890     56,918
  Payments on debt.........................................................      (6,784)    (19,679)   (42,640)   (40,123)
  Proceeds from sale of common stock.......................................         145       1,713        536        218
  Cash dividends...........................................................      (1,779)     (1,822)    (1,855)    (1,389)
                                                                             ----------  ----------  ---------  ---------
      NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES..................        (418)      2,412     13,931     15,624
                                                                             ----------  ----------  ---------  ---------
INVESTING ACTIVITIES:
  Business acquisitions....................................................      --          (1,450)    (9,902)    (9,409)
  Capital expenditures.....................................................      (2,703)     (2,352)    (4,004)    (2,947)
  Sales of investments.....................................................      22,118      11,425      3,582      3,141
  Purchases of investments.................................................     (11,335)     (6,660)    (3,613)    (3,181)
  Other....................................................................         438         194       (404)       (99)
                                                                             ----------  ----------  ---------  ---------
      NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES..................       8,518       1,157    (14,341)   (12,495)
                                                                             ----------  ----------  ---------  ---------
      INCREASE (DECREASE) IN CASH AND EQUIVALENTS..........................       1,412      (4,367)     3,228      4,761
Cash and equivalents at beginning of year..................................       9,739      11,151      6,784      6,784
                                                                             ----------  ----------  ---------  ---------
      CASH AND EQUIVALENTS AT END OF PERIOD................................  $   11,151  $    6,784  $  10,012  $  11,545
                                                                             ----------  ----------  ---------  ---------
                                                                             ----------  ----------  ---------  ---------


                                                                                1998
                                                                             ----------

OPERATING ACTIVITIES:
Net income (loss)..........................................................  $    6,730
  Adjustments to reconcile net income (loss) to cash provided by (used in)
    operating activities:
      Depreciation.........................................................       2,606
      Amortization of intangibles and financing costs......................         366
      Deferred income taxes................................................       1,508
      Stock contribution to employee ownership plan........................         285
      Special charges......................................................      --
                                                                             ----------
      Net adjustments......................................................       4,765
                                                                             ----------
Changes in working capital, net of currency translation effects and business acquisitions:
      Receivables..........................................................      (4,758)
      Inventories..........................................................        (862)
      Other current assets.................................................          68
      Accounts payable.....................................................       5,504
      Accrued liabilities..................................................      (2,460)
                                                                             ----------
      Net changes in working capital.......................................      (2,508)
                                                                             ----------
      NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES..................       8,987
                                                                             ----------
FINANCING ACTIVITIES:
  Proceeds from borrowings.................................................      14,531
  Payments on debt.........................................................     (15,943)
  Proceeds from sale of common stock.......................................       1,764
  Cash dividends...........................................................      (1,416)
                                                                             ----------
      NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES..................      (1,064)
                                                                             ----------
INVESTING ACTIVITIES:
  Business acquisitions....................................................      (6,262)
  Capital expenditures.....................................................      (3,201)
  Sales of investments.....................................................       3,003
  Purchases of investments.................................................      (3,432)
  Other....................................................................      (1,157)
                                                                             ----------
      NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES..................     (11,049)
                                                                             ----------
      INCREASE (DECREASE) IN CASH AND EQUIVALENTS..........................      (3,126)
Cash and equivalents at beginning of year..................................      10,012
                                                                             ----------
      CASH AND EQUIVALENTS AT END OF PERIOD................................  $    6,886
                                                                             ----------
                                                                             ----------

------------------------

(1)  FOR THE NINE-MONTH PERIODS ENDED FEBRUARY 28, 1997 AND 1998, RESPECTIVELY.

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (SHARES AND DOLLARS IN THOUSANDS)

                                                                                         SHARES ISSUED
                                                                                    ------------------------             ADDITIONAL
                                                                                                   CLASS B       PAR       PAID-IN
                                                                                      COMMON       COMMON       VALUE      CAPITAL
                                                                                    -----------  -----------  ---------  -----------

BALANCE JUNE 1, 1994..............................................................       8,056        3,248   $     565   $  49,352

Shares contributed to ESOP........................................................         133       --               7         493
Shares issued under ESPP and stock option plan....................................          35       --               1         144
Conversion of Class B shares to common shares.....................................           1           (1)     --          --
Dividends.........................................................................      --           --          --          --
Currency translation..............................................................      --           --          --          --
Net income........................................................................      --           --          --          --
                                                                                         -----        -----   ---------  -----------
BALANCE MAY 31, 1995..............................................................       8,225        3,247         573      49,989

Shares contributed to ESOP........................................................          69       --               3         497
Shares issued under ESPP and stock option plan....................................         265       --              14       1,699
Conversion of Class B shares to common shares.....................................           3           (3)     --          --
Dividends.........................................................................      --           --          --          --
Currency translation..............................................................      --           --          --          --
Net income........................................................................      --           --          --          --
                                                                                         -----        -----   ---------  -----------
BALANCE MAY 31, 1996..............................................................       8,562        3,244         590      52,185
Shares contributed to ESOP........................................................          84       --               5         795
Shares issued under ESPP and stock option plan....................................          74       --               4         532
Conversion of Class B shares to common shares.....................................           1           (1)     --          --
Dividends.........................................................................      --           --          --          --
Currency translation..............................................................      --           --          --          --
Net loss..........................................................................      --           --          --          --
                                                                                         -----        -----   ---------  -----------
BALANCE MAY 31, 1997..............................................................       8,721        3,243         599      53,512

Shares contributed to ESOP........................................................          34       --               2         283
Shares issued under stock option plan.............................................         212       --              10       1,754
Conversion of Class B shares to common shares.....................................           1           (1)     --          --
Dividends.........................................................................      --           --          --          --
Currency translation..............................................................      --           --          --          --
Net income........................................................................      --           --          --          --
                                                                                         -----        -----   ---------  -----------
BALANCE FEBRUARY 28, 1998(1)......................................................       8,968        3,242   $     611   $  55,549
                                                                                         -----        -----   ---------  -----------
                                                                                         -----        -----   ---------  -----------


                                                                                     RETAINED    FOREIGN
                                                                                     EARNINGS   CURRENCY     TOTAL
                                                                                    ----------  ---------  ----------
BALANCE JUNE 1, 1994..............................................................  $    4,912  $  (2,256) $   52,573
Shares contributed to ESOP........................................................      --         --             500
Shares issued under ESPP and stock option plan....................................      --         --             145
Conversion of Class B shares to common shares.....................................      --         --          --
Dividends.........................................................................      (1,779)    --          (1,779)
Currency translation..............................................................      --          1,707       1,707
Net income........................................................................       3,008     --           3,008
                                                                                    ----------  ---------  ----------
BALANCE MAY 31, 1995..............................................................       6,141       (549)     56,154
Shares contributed to ESOP........................................................      --         --             500
Shares issued under ESPP and stock option plan....................................      --         --           1,713
Conversion of Class B shares to common shares.....................................      --         --          --
Dividends.........................................................................      (1,822)    --          (1,822)
Currency translation..............................................................      --         (1,864)     (1,864)
Net income........................................................................       8,111     --           8,111
                                                                                    ----------  ---------  ----------
BALANCE MAY 31, 1996..............................................................      12,430     (2,413)     62,792
Shares contributed to ESOP........................................................      --         --             800
Shares issued under ESPP and stock option plan....................................      --         --             536
Conversion of Class B shares to common shares.....................................      --         --          --
Dividends.........................................................................      (1,855)    --          (1,855)
Currency translation..............................................................      --         (1,190)     (1,190)
Net loss..........................................................................      (1,493)    --          (1,493)
                                                                                    ----------  ---------  ----------
BALANCE MAY 31, 1997..............................................................       9,082     (3,603)     59,590
Shares contributed to ESOP........................................................      --         --             285
Shares issued under stock option plan.............................................      --         --           1,764
Conversion of Class B shares to common shares.....................................      --         --          --
Dividends.........................................................................      (1,416)    --          (1,416)
Currency translation..............................................................      --         (2,742)     (2,742)
Net income........................................................................       6,730     --           6,730
                                                                                    ----------  ---------  ----------
BALANCE FEBRUARY 28, 1998(1)......................................................  $   14,396  $  (6,345) $   64,211
                                                                                    ----------  ---------  ----------
                                                                                    ----------  ---------  ----------

------------------------

(1)  ACTIVITY AFTER MAY 31, 1997 AND THE FEBRUARY 28, 1998 BALANCES ARE
    UNAUDITED.

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (ALL INFORMATION AS OF FEBRUARY 28, 1998 AND FOR THE NINE MONTHS ENDED FEBRUARY 28, 1997 AND 1998 IS UNAUDITED)

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany transactions are eliminated.

    INTERIM INFORMATION: The consolidated interim financial statements as of February 28, 1998 and for the nine-month periods ended February 28, 1997 and 1998 included herein are unaudited. Such information reflects all adjustments, consisting solely of normal recurring adjustments, which in the opinion of management are necessary for a fair presentation of the consolidated balance sheet as of February 28, 1998 and the consolidated results of operations and cash flows for the nine-month periods ended February 28, 1997 and 1998.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH EQUIVALENTS: The Company considers short-term investments that have a maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and equivalents approximate the fair market value of these assets.

    INVENTORIES: Inventories are stated at the lower of cost or market. Inventory costs determined using the last-in, first-out ("LIFO") method represent 84.2%, 78.5% and 76.5% of total inventories at May 31, 1996, May 31,1997 and February 28, 1998, respectively. For the remaining inventories, cost is determined on the first-in, first-out ("FIFO") method. If the FIFO method had been used for all inventories, the cost of inventories would have been increased by $5.7 million at May 31, 1996, $4.7 million at May 31, 1997 and $4.7 million at February 28, 1998. However, as a result of the increase in overstock reserves recorded in 1997, the LIFO carrying value of all inventories approximated market value at May 31, 1997 and at February 28, 1998. Substantially all inventories represent finished goods held for sale.

    PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Provisions for depreciation are computed principally using the straight-line method for financial reporting purposes. Property, plant and equipment consist of the following (in thousands):

                                                                  MAY 31,
                                                            --------------------  FEBRUARY 28,
                                                              1996       1997         1998
                                                            ---------  ---------  ------------
Land and improvements.....................................  $   2,624  $   2,620   $    2,618
Buildings and improvements................................     18,052     18,251       18,355
Machinery and equipment...................................     22,020     25,098       27,812
                                                            ---------  ---------  ------------
  Property at cost........................................     42,696     45,969       48,785
Accumulated depreciation..................................    (26,642)   (28,443)     (30,645)
                                                            ---------  ---------  ------------
Property, net.............................................  $  16,054  $  17,526   $   18,140
                                                            ---------  ---------  ------------
                                                            ---------  ---------  ------------

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES

NOTE A--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FOREIGN CURRENCY TRANSLATION: Foreign currency transactions and financial statements are translated into U. S. dollars at current rates, except that revenues, costs and expenses are translated at average rates during each reporting period. Gains and losses resulting from foreign currency transactions are included in income currently. Foreign currency transaction gains (losses) reflected in operations were $316,000, $(228,000) and $(563,000), in 1995, 1996, and 1997, respectively, and were $(269,000) and $(318,000) for the first nine months of fiscal 1997 and 1998. Gains and losses resulting from translation of foreign subsidiary financial statements are credited or charged directly to a separate component of shareholders' equity.

    REVENUE RECOGNITION:  Revenues are recorded upon shipment.

    INCOME TAXES: Deferred tax assets and liabilities are established for differences between financial reporting and tax accounting of assets and liabilities and are measured using the marginal tax rates.

    STOCK-BASED COMPENSATION: The Company accounts for its stock option plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Financial Accounting Standards Board issued Statement ("SFAS") No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION", which requires estimation of the fair value of options granted to employees. As permitted by SFAS No. 123, the Company has elected to present this estimated fair value information in Note I, and to continue to apply APB Opinion No. 25 for the determination of compensation expense.

    EARNINGS PER SHARE: Net income (loss) per share amounts and average shares outstanding for all periods presented have been restated in accordance with SFAS No. 128 "EARNINGS PER SHARE", which became effective December 1997. The restatement of primary earnings per share to basic earnings per share resulted in increases in net income per share of $.01 in 1995 and $.02 in 1996. Under SFAS No. 128, net income per share is reported by two amounts: basic earnings per share and diluted earnings per share. Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of Common and Class B Common shares outstanding. Diluted earnings per share is calculated by dividing net income (loss) by basic shares outstanding and share equivalents that would arise from the exercise of dilutive stock options. The per share amounts presented in the Statement of Operations were based on the following amounts (in thousands):

                                                           FISCAL YEAR ENDED MAY 31,      FIRST NINE MONTHS
                                                        -------------------------------  --------------------
                                                          1995       1996       1997       1997       1998
                                                        ---------  ---------  ---------  ---------  ---------
NUMERATOR FOR BASIC AND DILUTED EPS:
  Net income (loss) before extraordinary item.........  $   2,481  $   8,111  $  (1,005) $  (2,828) $   6,730
  Extraordinary loss, net of income taxes.............        527     --           (488)      (488)    --
                                                        ---------  ---------  ---------  ---------  ---------
    Net income (loss).................................  $   3,008  $   8,111  $  (1,493) $  (3,316) $   6,730
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------
DENOMINATOR FOR BASIC EPS:
  Shares outstanding at beginning of period...........     11,303     11,472     11,806     11,806     11,964
  Additonal shares for options exercised..............        122        187         86         80        132
                                                        ---------  ---------  ---------  ---------  ---------
    Weighted average shares outstanding...............     11,425     11,659     11,892     11,886     12,096
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------
DENOMINATOR FOR DILUTED EPS:
  Weighted average shares outstanding.................     11,425     11,659     11,892     11,886     12,096
  Effect of dilutive stock options....................        141        343     --         --            380
                                                        ---------  ---------  ---------  ---------  ---------
    Adjusted average shares outstanding...............     11,566     12,002     11,892     11,886     12,476
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES

NOTE A--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Out-of-the money (exercise price higher than market price) stock options and the Company's 8 1/4% and 7 1/4% convertible debentures were excluded from the calculation because they were anti-dilutive. In-the-money stock options were excluded from the calculation for the fiscal 1997 full year and first nine-month period because the Company had a net loss.

    RECLASSIFICATIONS: Certain amounts in the 1995 and 1996 financial statements have been reclassified to conform to the 1997 presentation. Certain amounts in the fiscal 1997 nine-month interim financial statements have been reclassified to conform to the fiscal 1998 nine-month interim presentation.

NOTE B--SPECIAL CHARGES AND EXTRAORDINARY ITEMS

    In the third quarter of fiscal 1997, the Company re-evaluated its reserve estimates in light of changed market conditions and provided for severance and other costs associated with a corporate reorganization. Inventory reserve adjustments of $7.2 million were included in cost of sales, and provisions for accounts receivable, severance and other costs of $3.8 million were included in selling, general and administrative expense. Collectively, these charges amounted to $11.0 million pre-tax or $6.7 million, net of tax, reducing earnings per share by $.56.

    Also in the third quarter of fiscal 1997, the Company recorded an $800,000 extraordinary charge for the write-off of unamortized debt issuance costs associated with the Company's 7 1/4% convertible subordinated debentures, which were exchanged for a new issue (See Note F). Net of tax, the charge was $488,000, or $.04 per share.

    In 1995 the Company recorded as a charge to cost of sales a $4.7 million payment to the U. S. Government in return for a release of monetary claims in connection with a contract completed in 1989. Also during fiscal 1995, the Company repurchased $4.9 million at face value of its 7 1/4% convertible debentures for $4.0 million. Net of unamortized deferred financing costs of $90,000, and income taxes of $337,000, an extraordinary gain of $527,000 was recorded.

NOTE C--ACQUISITIONS

    Several business acquisitions were made in fiscal 1997. In October 1996, the SSC business unit acquired Compucon Distributors, Inc., a distributor of interconnect devices operating in the northeastern United States. In February 1997, the SSD unit acquired Burtek Systems, Inc., a security systems distributor operating in Canada with annual sales of $18.0 million. The Company also acquired two smaller companies operating in the wireless communications and diagnostic medical imaging markets, respectively.

    In August 1997, the Company acquired the assets and liabilities of Security Service International, Inc. (SSI), a Canadian distributor of security systems with annual sales of $20.0 million.

    Each of the acquisitions was accounted for by the purchase method, and accordingly, their results of operations are included in the consolidated statements of operations from the respective dates of acquisition. The impact of these acquisitions on results of operations was not significant and would not have been significant if they had been included for the entire year.

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES

NOTE D--MARKETING AGREEMENTS

    The Company is party to several marketing distribution agreements with various manufacturers in the electron tube and semiconductor businesses. The most significant is a distribution agreement with Communications and Power Industries, Inc., formerly the Electron Device Group of Varian Associates, Inc. Product sales under this distribution agreement accounted for 17.2%, 14.8%, and 13.0%, of net sales in fiscal 1995, 1996, and 1997, respectively.

    As part of the divestiture of the Company's Brive, France, manufacturing operations in 1994, the Company entered into a supply agreement with Covimag, S. A., the corporation created by the local management group to continue operating the Brive facility. Under this agreement, the Company must purchase electron tubes valued at approximately $11.0 million per year through calendar 1997. Under a successor agreement, the purchase commitment is negotiated on an annual basis and requires the Company to acquire $8.3 million in calendar 1998.

NOTE E--INVESTMENTS

    SFAS No. 115, "ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES" requires investments to be classified as trading, available-for-sale or held-to-maturity. Management has determined these investments are properly classified as available-for-sale. The investment portfolio at May 31, 1996, May 31, 1997 and February 28, 1998 is stated at fair value based on quoted market prices or dealers' quotes and consists of securities available-for-sale, as follows (in thousands).

                                                                                    GROSS        GROSS      ESTIMATED
                                                                                 UNREALIZED   UNREALIZED      FAIR
                                                                        COST        GAINS       LOSSES        VALUE
                                                                      ---------  -----------  -----------  -----------
At May 31, 1996:
  Equity securities.................................................  $   1,571   $     174    $     (29)   $   1,716
  Bonds--one year or less...........................................        510      --              (36)         474
                                                                      ---------       -----   -----------  -----------
    Total investments...............................................  $   2,081   $     174    $     (65)   $   2,190
                                                                      ---------       -----   -----------  -----------
                                                                      ---------       -----   -----------  -----------
At May 31, 1997:
  Equity securities.................................................  $   1,766   $     206    $    (190)   $   1,782
  Bonds--one year or less...........................................        370      --           --              370
                                                                      ---------       -----   -----------  -----------
    Total investments...............................................  $   2,136   $     206    $    (190)   $   2,152
                                                                      ---------       -----   -----------  -----------
                                                                      ---------       -----   -----------  -----------
At February 28, 1998:
  Equity securities.................................................  $   1,861   $     237    $     (47)   $   2,051
  Bonds--six to ten years...........................................        101          12       --              113
  Bonds--one year or less...........................................        612      --           --              612
                                                                      ---------       -----   -----------  -----------
    Total investments...............................................  $   2,574   $     249    $     (47)   $   2,776
                                                                      ---------       -----   -----------  -----------
                                                                      ---------       -----   -----------  -----------

    Interest and dividend income are accrued as earned. Gains and losses on the investment portfolio are recognized in income when securities are sold or to reflect a decline in market value estimated by management to be of a permanent nature. Investment income includes capital gains of $1.2 million, $1.1 million, and $47,000 in fiscal 1995, 1996 and 1997 and $80,000 and $421,000 for the first nine months of fiscal 1997 and 1998. Of these amounts, sales of equity securities generated gains of $1.0 million, $1.1

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES

NOTE E--INVESTMENTS (CONTINUED)
million, $30,000 in fiscal 1995, 1996 and 1997 and $88,000 and $421,000 for the first nine months of fiscal 1997 and 1998, respectively.

NOTE F--DEBT FINANCING

    Long-term debt consists of the following (in thousands):

                                                                  MAY 31,
                                                           ---------------------  FEBRUARY 28,
                                                             1996        1997         1998
                                                           ---------  ----------  ------------
8 1/4% Convertible debentures due June 2006..............  $  --      $   40,000   $   40,000
7 1/4% Convertible debentures due December 2006..........     70,825      30,825       30,825
Floating-rate revolving credit facility due January 1999
  (6.6% at May 31, 1997 and 6.9% at February 28, 1998)...     21,200      30,332       26,332
Revolving credit and term loan due January 1999
  (4.6% at May 31, 1997 and 5.4% at February 28, 1998)...     --           5,704        8,461
Other....................................................     --             414            5
                                                           ---------  ----------  ------------
  Long-term debt.........................................  $  92,025  $  107,275   $  105,623
                                                           ---------  ----------  ------------
                                                           ---------  ----------  ------------

    On February 15, 1997, the Company exchanged $40.0 million of new 8 1/4% convertible debentures for an equivalent face value of its outstanding 7 1/4% convertible debentures. The new debentures are payable at maturity in June 2006, and are convertible to common stock at $18.00 per share. The principal purpose of the exchange was to improve the Company's future liquidity and capital position by refinancing a sufficient number of the 7 1/4% convertible debentures to eliminate sinking fund requirements until December 15, 2004. The 8 1/4% convertible debentures are subordinated to senior debt.

    The 7 1/4% convertible debentures are unsecured and subordinated to other long-term debt, including the 8 1/4% convertible debentures. Each $1,000 debenture is convertible into the Company's Common Stock at any time prior to maturity at $21.14 per share. The Company is required to make sinking fund payments of $3.9 million in 2004 and $6.2 million in 2005.

    In November 1995, the Company entered into a $25.0 million senior revolving credit note agreement. Subsequent amendments increased this line to $35.0 million and extended the maturity date to January 1999. The Company has replaced this agreement effective March 1, 1998 with a new $50.0 million floating-rate revolving credit facility from its primary lender. The loan bears interest at prime or 100 basis points over LIBOR, at the Company's option, and expires March 1, 2001.

    To complete the acquisition of Burtek, a subsidiary of the Company entered into a revolving credit and term loan agreement aggregating $6.0 million with a Canadian affiliate of the Company's primary bank. The loan is guaranteed by the Company and bears interest at the Canadian prime rate. The amount of this agreement was increased to $12.4 million in August 1997 to facilitate the acquisition of Security Services International, Inc. and, in conjunction with the terms of the aforementioned $50.0 million facility, the maturity date was extended to March 1, 2001.

    Financial covenants under the debt agreements set benchmark levels for tangible net worth, debt to tangible net worth ratio and annual debt service coverage and restrict the use of retained earnings for the

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES

NOTE F--DEBT FINANCING (CONTINUED)
payment of dividends or purchase of treasury stock. As of May 31, 1997 and March 1, 1998, $18.3 million and $10.0 million, respectively, were free of such restrictions.

    Aggregate maturities of debt under currently effective agreements during the next five fiscal years at May 31, 1997 were $36.5 million in 1999 and at February 28, 1998 were $34.8 million in 2001. Cash payments for interest were $6.5 million, $6.4 million, and $7.5 million in 1995, 1996, and 1997, respectively, and $6.5 million and $7.5 million for the first nine months of fiscal 1997 and 1998.

    In the following table, the fair values of the Company's 7 1/4% and 8 1/4% convertible debentures are based on quoted market prices. However, trading in the Company's bonds is infrequent and, therefore, quoted market prices may not be indicative of the fair market value of the entire issue. The fair values of the bank term loans are based on carrying value, adjusted for market interest rate changes and are as follows (in thousands):

                                                   MAY 31, 1996          MAY 31, 1997         FEBRUARY 28, 1998
                                               --------------------  ---------------------  ---------------------
                                               CARRYING     FAIR      CARRYING     FAIR      CARRYING     FAIR
                                                 VALUE      VALUE      VALUE       VALUE      VALUE       VALUE
                                               ---------  ---------  ----------  ---------  ----------  ---------
7 1/4% Convertible debentures................  $  70,825  $  59,847  $   30,825  $  24,044  $   30,825  $  25,585
8 1/4% Convertible debentures................     --         --          40,000     31,800      40,000     37,200
Floating-rate revolving loan.................     21,200     21,200      30,332     30,330      26,332     26,332
Revolving credit and term loan...............     --         --           5,704      5,704       8,461      8,461
Other........................................     --         --             414        414           5          5
                                               ---------  ---------  ----------  ---------  ----------  ---------
    Total....................................  $  92,025  $  81,047  $  107,275  $  92,292  $  105,623  $  97,583
                                               ---------  ---------  ----------  ---------  ----------  ---------
                                               ---------  ---------  ----------  ---------  ----------  ---------

NOTE G--INCOME TAXES

    The components of income (loss) before income taxes and extraordinary item are (in thousands):

                                                           FISCAL YEAR ENDED MAY 31,      FIRST NINE MONTHS
                                                        -------------------------------  --------------------
                                                          1995       1996       1997       1997       1998
                                                        ---------  ---------  ---------  ---------  ---------
United States.........................................  $     781  $   9,954  $  (4,558) $  (7,119) $   7,530
Foreign...............................................      1,850      2,057      1,833      1,791      2,080
                                                        ---------  ---------  ---------  ---------  ---------
Income (loss) before taxes and extraordinary item.....  $   2,631  $  12,011  $  (2,725) $  (5,328) $   9,610
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES

NOTE G--INCOME TAXES (CONTINUED)
    The provision (credit) for income taxes differs from income taxes computed at the federal statutory tax rate of 34% as a result of the following items:

                                                                                  FISCAL YEAR ENDED          FIRST NINE MONTHS
                                                                                       MAY 31,
                                                                           -------------------------------  --------------------
                                                                             1995       1996       1997       1997       1998
                                                                           ---------  ---------  ---------  ---------  ---------
Federal statutory rate...................................................       34.0%      34.0%      34.0%      34.0%      34.0%
Effect of:
  State income taxes, net of federal tax benefit.........................       (1.4)       3.5       11.3       11.0        2.5
  FSC benefit on export sales............................................      (10.4)      (3.2)      12.3        7.6       (6.6)
  Realization of tax benefit on
    prior years' foreign losses..........................................     --           (2.5)      14.7        1.6       (0.6)
  Foreign vs. U.S. rates.................................................        6.8     --           (7.5)      (2.9)       0.7
  Claim settlement taxed at 46%
    carry back year statutory rate.......................................      (22.8)    --         --         --         --
  Other..................................................................       (0.5)       0.7       (1.7)      (4.3)    --
                                                                           ---------  ---------  ---------  ---------  ---------
Effective tax rate.......................................................        5.7%      32.5%      63.1%      47.0%      30.0%
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------  ---------

    In 1994, the Company recorded a provision of $21.4 million for the disposition of its Brive, France manufacturing facility. Tax benefits of $8.0 million will be realized if the disposition of these French operations is treated as an ordinary loss for U. S. federal tax purposes. A tax benefit of $5.0 million was recorded in 1994 based upon alternative tax strategies. The Company's U. S. federal tax return has been examined for 1994 and submitted to the Congressional Joint Committee on Taxation recommending no change to the Company's ordinary loss position on this issue.

    In 1995, due to the timing and nature of a claim settlement (see Note B), the Company utilized a ten-year carryback provision permitted by the Internal Revenue Service. The Company's U. S. federal tax returns have been examined through 1995. As part of this examination, in December, 1997, the Internal Revenue Service contested the Company's carryback of the aforementioned claim settlement. The Company is appealing the IRS position. However, if the Company were ultimately unsuccessful, the claim would be available for carryforward at the then current statutory rate and the impact on the Company's financial position and results of operations would not be material.

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES

NOTE G--INCOME TAXES (CONTINUED)
    The provisions (credits) for income taxes before extraordinary item consist of the following (in thousands):

                                                                   FISCAL YEAR ENDED MAY 31,      FIRST NINE MONTHS
                                                                -------------------------------  --------------------
                                                                  1995       1996       1997       1997       1998
                                                                ---------  ---------  ---------  ---------  ---------
Currently payable:
  Federal.....................................................  $  (1,930) $   1,158  $     299  $    (362) $     298
  State.......................................................       (150)       139     --            (65)       100
  Foreign.....................................................      1,250        274        609        (93)       974
                                                                ---------  ---------  ---------  ---------  ---------
    Total currently payable...................................       (830)     1,571        908       (520)     1,372
                                                                ---------  ---------  ---------  ---------  ---------
Deferred:
  Federal.....................................................      1,386      1,806     (2,626)    (2,541)     1,621
  State.......................................................         93        498       (441)      (420)       238
  Foreign.....................................................       (499)        25        439        981       (351)
                                                                ---------  ---------  ---------  ---------  ---------
    Total deferred............................................        980      2,329     (2,628)    (1,980)     1,508
                                                                ---------  ---------  ---------  ---------  ---------
Income tax provision (benefit) before extraordinary item......  $     150  $   3,900  $  (1,720) $  (2,500) $   2,880
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Non-current deferred tax assets and liabilities are offset on the balance sheet within tax jurisdictions. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                    AT MAY 31, 1996           AT MAY 31, 1997         AT FEBRUARY 28, 1998
                                                ------------------------  ------------------------  ------------------------
                                                  CURRENT    NONCURRENT     CURRENT    NONCURRENT     CURRENT    NONCURRENT
                                                 ASSET(1)     LIABILITY    ASSET(1)     LIABILITY    ASSET(1)     LIABILITY
                                                -----------  -----------  -----------  -----------  -----------  -----------
Deferred tax assets:
  Operating loss carryforward.................   $  --        $   1,440    $  --        $   1,778    $  --        $     868
  Intercompany profit in inventory............       1,611       --            1,422       --            1,343       --
  Inventory valuation.........................       3,462       --            6,312       --            5,971       --
  Environmental and other reserves............      --              600       --            1,368       --            1,188
  Other, net..................................          17          271           14       --               14       --
                                                -----------  -----------  -----------  -----------  -----------  -----------
    Net deferred tax assets...................       5,090        2,311        7,748        3,146        7,328        2,056
Deferred tax liabilities:
  Accelerated depreciation....................      --           (3,398)      --           (3,516)      --           (3,514)
  Other, net..................................      --           --           --              (64)      --             (142)
                                                -----------  -----------  -----------  -----------  -----------  -----------
    Net deferred tax..........................   $   5,090    $  (1,087)   $   7,748    $    (434)   $   7,328    $  (1,600)
                                                -----------  -----------  -----------  -----------  -----------  -----------
                                                -----------  -----------  -----------  -----------  -----------  -----------

------------------------

(1)  INCLUDED IN OTHER CURRENT ASSETS ON THE BALANCE SHEET

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES

NOTE G--INCOME TAXES (CONTINUED)
    Operating loss carryforwards of $14.5 million for U. S. tax purposes expire in 2009 and 2010. Net income taxes paid (refunds received) were $(361,000), $(1.1 million) and $523,000 in 1995, 1996, and 1997, respectively, and $29,000 and $341,000 for the first nine months of fiscal 1997 and 1998.

NOTE H--ACCRUED LIABILITIES

    Accrued liabilities consist of the following (in thousands):

                                                               MAY 31,
                                                      --------------------------  FEBRUARY 28,
                                                          1996          1997          1998
                                                      ------------  ------------  ------------
Compensation and payroll taxes......................   $    3,558    $    4,320    $    4,944
Interest............................................        2,690         2,849         1,589
Income taxes........................................          314           712           742
Other accrued expenses..............................        3,189         4,568         2,908
                                                      ------------  ------------  ------------
  Accrued liabilities...............................   $    9,751    $   12,449    $   10,183
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

NOTE I--STOCKHOLDERS' EQUITY

    The Company has authorized 30,000,000 shares of Common Stock, 10,000,000 shares of Class B Common Stock, and 5,000,000 shares of Preferred Stock. The Class B Common Stock has ten votes per share and generally votes together with the Common Stock. The Class B Common Stock has transferability restrictions; however, it may be converted into Common Stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B Common Stock is limited to 90% of the amount of Common Stock cash dividends.

    Total common stock issued and outstanding was 8,721,315 shares at May 31, 1997 and 8,967,891 shares At February 28, 1998. An additional 9,387,743 shares of common stock at May 31, 1997 and 9,144,170 shares at February 28, 1998 have been reserved for future issuance under the Employee Stock Purchase and Option Plans and potential conversion of the convertible debentures and Class B Common Stock.

    The Employee Stock Purchase Plan ("ESPP") provides substantially all employees an opportunity to purchase common stock of the Company at 85% of the stock price at the beginning of the year or the end of the year, whichever is lower. The plan has reserved 120,687 shares for future issuance.

    The Employees' 1996 Incentive Compensation Plan authorizes the issuance of up to 800,000 shares as incentive stock options, non-qualified stock options or stock awards. Under this plan and predecessor plans, 1,939,005 shares at May 31, 1997 and 1,696,879 shares at February 28, 1998 were reserved for future issuance. The Plan authorizes the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant.

    Under the 1996 Stock Option Plan for Non-Employee Directors and a predecessor plan, 400,000 shares at May 31, 1997 and at February 28, 1998 have been reserved for future issuance relating to stock options exercisable based on the passage of time. Each option is exercisable over a period from its date of grant at the market value on the grant date and expires after ten years.

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES

NOTE I--STOCKHOLDERS' EQUITY (CONTINUED)
    The Company applies APB Opinion No. 25 and related interpretations in accounting for its option plans. Accordingly, no compensation expense has been recognized for the Company's option plans in the accompanying Consolidated Statement of Operations. Applying SFAS No. 123 requires the calculation of the fair value of options at the date of grant using certain assumptions. The fair value of options granted was $2.81, $3.17 and $3.59 in 1996, 1997 and 1998, respectively. In addition, the option value of shares offered under the ESPP was $1.14, $1.50 and $1.19 in 1996, 1997 and 1998, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants: $.16 annual dividend rate, expected annual standard deviation of stock price of 40%, risk free interest rate of 5.6%, 5.2% and 5.5% in 1996, 1997 and 1998, respectively, and weighted average expected life of 6.0, 6.0 and 6.6 years, in 1996, 1997 and 1998, respectively. Had compensation cost for the Company's option plans and stock purchase plan been determined consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share on a diluted basis would have been as follows (in thousands):

                                                                                AS REPORTED                PRO FORMA
                                                                          ------------------------  ------------------------
                                                                          NET INCOME       PER      NET INCOME       PER
                                                                            (LOSS)        SHARE       (LOSS)        SHARE
                                                                          -----------  -----------  -----------  -----------
Fiscal 1996.............................................................   $   8,111    $     .68    $   7,977    $     .66
Fiscal 1997.............................................................      (1,493)        (.12)      (1,800)        (.15)
Fiscal 1997 first nine months...........................................      (3,316)        (.28)      (3,557)        (.30)
Fiscal 1998 first nine months...........................................       6,730          .54        6,353          .51

    The effect of applying SFAS No. 123 in this pro forma disclosure is not indicative of the effects on future years, because SFAS No. 123 does not apply to grants issued prior to fiscal 1996.

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES

NOTE I--STOCKHOLDERS' EQUITY (CONTINUED)
    A summary of the share activity and weighted average exercise prices for the Company's option plans is as follows:

                                                                             OUTSTANDING            EXERCISABLE
                                                                        ---------------------  ---------------------
                                                                          SHARES      PRICE      SHARES      PRICE
                                                                        ----------  ---------  ----------  ---------
At June 1, 1994.......................................................   1,104,111  $    8.00     544,137  $    8.44
Granted...............................................................     296,100       4.02
Exercised.............................................................      (9,000)      3.88
Cancelled.............................................................     (57,918)     11.45
                                                                        ----------
At May 31, 1995.......................................................   1,333,293       6.99   1,055,499       7.02
Granted...............................................................     263,450       7.40
Exercised.............................................................    (245,141)      5.71
Cancelled.............................................................     (99,758)      9.91
                                                                        ----------
At May 31, 1996.......................................................   1,251,844       7.10     855,404       7.16
Granted...............................................................     285,800       8.00
Exercised.............................................................     (33,030)      4.82
Cancelled.............................................................     (15,812)      7.72
                                                                        ----------
At May 31, 1997.......................................................   1,488,802       7.31     936,112       7.21
Granted...............................................................     251,300       8.50
Exercised.............................................................    (204,844)      6.40
Cancelled.............................................................     (98,559)      7.26
                                                                        ----------
At February 28, 1998..................................................   1,436,699       7.62     787,159       7.44
                                                                        ----------
                                                                        ----------

    The following table summarizes information about stock options outstanding as of May 31, 1997 and February 28, 1998:

                                                                    OUTSTANDING                        EXERCISABLE
                                                         ----------------------------------  -------------------------------
EXERCISE PRICE RANGE                                        SHARES       PRICE      LIFE      SHARES      PRICE      LIFE
-------------------------------------------------------  ------------  ---------  ---------  ---------  ---------  ---------
AT MAY 31, 1997:
  $3.75 to $5.25.......................................       181,826  $    4.16        7.1    135,826  $    4.03        7.1
  $6.00 to $7.50.......................................       563,360       6.66        6.5    371,080       6.41        5.7
  $8.00 to $8.125......................................       650,053       8.02        6.8    351,643       8.04        4.8
  $10.813 to $12.95....................................        93,563      12.45        5.6     77,563      12.79        4.9
                                                         ------------                        ---------
    Total..............................................     1,488,802       7.31        6.7    936,112       7.21        5.5
                                                         ------------                        ---------
                                                         ------------                        ---------
AT FEBRUARY 28, 1998:
  $3.75 to $5.25.......................................       142,877  $    4.27        6.5    108,877  $    4.16        6.5
  $6.00 to $7.50.......................................       468,970       6.80        6.4    299,370       6.64        5.4
  $8.00 to $8.50.......................................       731,289       8.18        7.3    301,349       8.03        5.2
  $10.813 to $12.95....................................        93,563      12.45        5.1     77,563      12.79        4.5
                                                         ------------                        ---------
    Total..............................................     1,436,699       7.62        6.7    787,159       7.44        5.4
                                                         ------------                        ---------
                                                         ------------                        ---------

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES

NOTE J--EMPLOYEE RETIREMENT PLANS

    The Company's domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan ("ESOP"). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 4% of base pay. Charges to expense for discretionary and matching contributions to these plans were $745,000, $1.1 million and $992,000 in 1995, 1996 and 1997, respectively and were $953,000 and $1,050,000 for the first nine months of fiscal 1997 and 1998. Stock contributions to the ESOP were $500,000, $500,000 and $800,000 in 1995, 1996 and 1997, respectively, based on the stock price at the date contributed. Shares are included in the calculation of earnings per share, and dividends are paid to the ESOP from the date the shares are contributed. Foreign employees are covered by a variety of primarily government mandated programs.

NOTE K--INDUSTRY AND MARKET INFORMATION

    The Company operates in one industry as a distributor of electronic components, including vacuum tubes, semiconductors and other products. The Company invoices its customers and ships from two primary geographic locations:
North America (which services the U. S., Canada, Latin America, and the Far
East) and Europe (in thousands).

                                                           FISCAL YEAR ENDED MAY 31,         FIRST NINE MONTHS
                                                       ----------------------------------  ----------------------
                                                          1995        1996        1997        1997        1998
                                                       ----------  ----------  ----------  ----------  ----------
SALES:
  North America......................................  $  186,103  $  211,912  $  223,277  $  159,619  $  195,017
  Less intersegment transfers........................      15,316      21,778      18,728      12,485      15,102
                                                       ----------  ----------  ----------  ----------  ----------
    To unaffiliated customers........................     170,787     190,134     204,549     147,134     179,915
                                                       ----------  ----------  ----------  ----------  ----------
  Europe.............................................      49,244      51,987      54,946      40,025      47,563
  Less intersegment transfers........................      11,913       2,454       4,356       3,285       4,036
                                                       ----------  ----------  ----------  ----------  ----------
    To unaffiliated customers........................      37,331      49,533      50,590      36,740      43,527
                                                       ----------  ----------  ----------  ----------  ----------
      Consolidated...................................  $  208,118  $  239,667  $  255,139  $  183,874  $  223,442
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
OPERATING INCOME:
  North America......................................  $    6,187  $   13,040  $    1,999  $   (2,809) $   11,124
  Europe.............................................       1,984       6,263       4,949       4,171       5,328
  Corporate expenses.................................      (1,512)     (1,733)     (1,817)     (1,178)     (1,131)
                                                       ----------  ----------  ----------  ----------  ----------
    Consolidated.....................................  $    6,659  $   17,570  $    5,131  $      184  $   15,321
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
IDENTIFIABLE ASSETS:
  North America......................................  $  142,031  $  143,536  $  148,026  $  155,898  $  157,647
  Europe.............................................      21,653      32,794      34,905      33,449      37,330
  Corporate assets...................................       9,830       3,828       9,583       6,915       4,677
                                                       ----------  ----------  ----------  ----------  ----------
    Consolidated.....................................  $  173,514  $  180,158  $  192,514  $  196,262  $  199,654
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

    Intersegment transfers originate mainly from the United States or Europe and are accounted for on an "arm's length" basis with profits eliminated in consolidation. Export sales shipped directly from the

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES

NOTE K--INDUSTRY AND MARKET INFORMATION (CONTINUED)
United States were $38.7 million, $37.9 million and $36.3 million in 1995, 1996, and 1997, respectively, and $27.4 million and $29.3 million for the first nine months of fiscal 1997 and 1998.

    Operating income was reduced by $11.0 million in North America in the third quarter of fiscal 1997 for valuation reserve adjustments, severance and other costs and by $4.7 million in North America in 1995 for the payment of a claim settlement, as described in Note B. Corporate assets consist primarily of cash and investments.

    The Company sells its products to companies in diversified industries and performs periodic credit evaluations of its customers' financial condition. Terms are generally on open account, payable net 30 days in North America and Latin America, and vary throughout Europe and the Far East. Estimates of credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts and actual losses have been consistently within management's estimates.

    Sales by product line and by geographic destination are summarized in Management's Discussion and Analysis.

NOTE L--LITIGATION

    On June 19, 1990, the Company was served with a complaint in PANACHE BROADCASTING OF PENNSYLVANIA, INC. V. RICHARDSON ELECTRONICS, LTD.; VARIAN ASSOCIATES, INC.; AND VARIAN SUPPLY COMPANY (VASCO--A JOINT VENTURE BETWEEN THE COMPANY AND VARIAN ASSOCIATES, INC.), in U. S. District Court for the Eastern Division of Pennsylvania alleging violations of Sections 1 and 2 of the Sherman Act and Section 7 of the Clayton Act. This action purports to be a class action on behalf of all persons and businesses in the U. S. "who purchased electron power tubes from one or more of the defendant corporations at any time" since the formation of VASCO. The suit seeks treble damages alleged to be in excess of $100,000, injunctive relief, and attorneys' fees. The litigation has been transferred to the U. S. District Court for the Northern District of Illinois, Eastern Division as cause No. 90C6400, and is in the discovery stage. The Court has not determined whether the action may be maintained on behalf of a class. The Company is defending itself against this action. It is not possible at this time to predict the outcome of this legal action.

NOTE M--SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly financial data for 1996, 1997 and the first nine months of fiscal 1998 follow. There were no material fourth quarter adjustments in 1997 or 1996. Third quarter 1997 results include valuation reserve adjustments and severance and other costs which reduced gross margin by $7.2 million

                 RICHARDSON ELECTRONICS, LTD. AND SUBSIDIARIES

NOTE M--SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED) and net income by $6.7 million, or $.56 per share, as described in Note B (in thousands, except per share amounts).

                                                            FIRST     SECOND      THIRD      FOURTH      TOTALS
                                                          ---------  ---------  ---------  ----------  ----------
FISCAL 1996:
  Net sales.............................................  $  57,201  $  61,669  $  56,367  $   64,430  $  239,667
  Gross margin..........................................     17,138     17,934     16,816      18,656      70,544
  Net income............................................      1,730      2,240      1,821       2,320       8,111
  Net income per share--diluted.........................  $     .15  $     .19  $     .15  $      .19  $      .68
FISCAL 1997:
  Net sales.............................................  $  57,544  $  62,167  $  64,163  $   71,265  $  255,139
  Gross margin..........................................     16,783     18,738     11,171      20,772      67,464
  Net income (loss) before extraordinary item...........      1,293      1,932     (6,053)      1,823      (1,005)
  Extraordinary loss, net of tax........................     --         --           (488)     --            (488)
  Net income (loss).....................................      1,293      1,932     (6,541)      1,823      (1,493)
  Net income (loss) per share before extraordinary
    item--diluted.......................................  $     .11  $     .16  $    (.51) $      .15  $     (.08)
  Net income (loss) per share--diluted..................  $     .11  $     .16  $    (.55) $      .15  $     (.12)
FISCAL 1998:
  Net sales.............................................  $  71,600  $  78,646  $  73,196              $  223,442
  Gross margin..........................................     20,638     22,348     20,860                  63,846
  Net income............................................      1,808      2,740      2,182                   6,730
  Net income per share--diluted.........................  $     .15  $     .22  $     .17              $      .54

    The 1996, 1997 and first two quarters of 1998 have been restated to comply with SFAS No. 128.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER, OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Use of Proceeds...........................................................   12
Capitalization............................................................   13
Price Range of Common Stock...............................................   14
Dividend Policy...........................................................   14
Selected Consolidated Financial Data......................................   15
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   17
Business..................................................................   25
Management................................................................   33
Principal and Selling Stockholders........................................   36
Description of Capital Stock and Debentures...............................   39
Underwriting..............................................................   41
Legal Matters.............................................................   42
Experts...................................................................   42
Available Information.....................................................   42
Incorporation of Certain Documents by Reference...........................   43
Index to Consolidated Financial Statements................................  F-1

                                3,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               -----------------

                              P R O S P E C T U S

                               -----------------

                                  CLEARY GULL
                            REILAND & MCDEVITT INC.

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                                         , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                                                                                     TOTAL
                                                                                    EXPENSE
                                                                                 -------------
Securities and Exchange Commission Registration Fee............................  $   13,612.41
NASD Fees......................................................................      22,614.38
Accounting Fees and Expenses(1)................................................      50,000.00
Legal Fees and Expenses(1).....................................................      80,000.00
Printing(1)....................................................................      90,000.00
Miscellaneous(1)...............................................................     143,773.21
                                                                                 -------------
      Total....................................................................  $  400,000.00
                                                                                 -------------
                                                                                 -------------

------------------------

(1)  Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Provisions relating to indemnification of officers and directors of the Registrant are found in Articles Sixth and Seventh of its Certificate of Incorporation, in Article VII of its by-laws and in Section 145 of the General Corporation Law of the State of Delaware.

    Section 145 of the General Corporation Law of the State of Delaware provides as follows:

    Section 145. Indemnification of officers, directors, employees and agents; insurance

    (a) A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not actin good faith and in a manner which the person reasonably believes to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

    (d) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors even though less than a quorum, or (3) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

    (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

    (f) The indemnification and advancement of expenses provided by or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

    (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

    (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

    (i) For purpose of this section, references to "other enterprise" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interest of the corporation" as referred to in this section.

    (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

    (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

Articles Sixth and Seventh of Registrant's Certificate of Incorporation provides as follow:

    SIXTH: The Corporation shall, to the full extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, indemnify, advance payment of expenses on behalf of and purchase and maintain insurance against liability on behalf of all persons for whom it may take each such respective action pursuant to such Section.

    SEVENTH: No Director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the Director derived an improper personal benefit. No amendment to or repeal of this Article SEVENTH shall apply to or have any effect on the liability or alleged liability of any Director of the Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment.

    Article VII of the Registrant's By-laws contains additional provisions regarding indemnification.

    The Company maintains a liability insurance policy for its directors and officers and for the Company providing coverage of claims in excess of certain minimum retained limits at an annual expense of approximately $255,000.

    The Underwriting Agreement contains certain provisions for the indemnification by the Underwriters of the Company, the Selling Stockholder and the Company's directors and officers who signed the Registration Statement against civil liabilities under the Securities Act.

ITEM 16.  EXHIBITS

    See Exhibit Index attached hereto on page E-1.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of LaFox, State of Illinois, on April 9, 1998.


                                RICHARDSON ELECTRONICS, LTD.

                                By:           /s/ EDWARD J. RICHARDSON
                                     -----------------------------------------
                                                Edward J. Richardson
                                               CHAIRMAN OF THE BOARD

                                By:             /s/ WILLIAM J. GARRY
                                     -----------------------------------------
                                                  William J. Garry
                                     VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on April 9, 1998.

             NAME                         TITLE
------------------------------  --------------------------

  /s/ EDWARD J. RICHARDSON*     Chairman of the Board
------------------------------    (principal executive
     Edward J. Richardson         officer) and Director

    /s/ BRUCE W. JOHNSON*
------------------------------  President and Director
       Bruce W. Johnson

                                Vice President and Chief
    /s/ WILLIAM J. GARRY*         Financial Officer
------------------------------    (principal financial and
       William J. Garry           accounting officer) and
                                  Director

             NAME                         TITLE
------------------------------  --------------------------

       /s/ SCOTT HODES*
------------------------------  Director
         Scott Hodes

    /s/ SAMUEL RUBINOVITZ*
------------------------------  Director
      Samuel Rubinovitz

     /s/ ARNOLD R. ALLEN*
------------------------------  Director
       Arnold R. Allen

   /s/ KENNETH J. DOUGLAS*
------------------------------  Director
      Kenneth J. Douglas

     /s/ JACQUES BOUYER*
------------------------------  Director
        Jacques Bouyer

    /s/ HAROLD L. PURKEY*
------------------------------  Director
       Harold L. Purkey

      /s/ AD KETELAARS*
------------------------------  Director
         Ad Ketelaars

------------------------------
 *Signed by William G. Seils
PURSUANT TO POWER OF ATTORNEY.

                                 EXHIBIT INDEX

EXHIBIT NO                                        DESCRIPTION                                         FILING METHOD
-----------  --------------------------------------------------------------------------------------  ---------------
         1   Form of Underwriting Agreement                                                                    NA

      3(b)   By-laws of the Company, as amended incorporated by reference to the Company's Annual              NA
               Report on Form 10-K for the fiscal year ended May 31, 1997.

      4(a)   Restated Certificate of Incorporation of the Company, incorporated by reference to                NA
               Appendix B to the Proxy Statement/ Prospectus dated November 13, 1986, incorporated by reference to the Company's Registration Statement on Form S-4 Commission File No.
               33-8696.

      4(b)   Specimen forms of Common Stock and Class B Common Stock certificates of the Company               NA
               incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on
               Form S-1, Commission File No. 33-10834.

      4(c)   Indenture between the Company and Continental Illinois National Bank and Trust Company            NA
               of Chicago (including form of 7 1/4% Convertible Subordinated Debentures due
               December 15, 2006) incorporated by reference to Exhibit 4(b) to the Company's Annual
               Report on Form 10-K for the fiscal year ended May 31, 1987.

   4(c)(1)   First Amendment to the Indenture between the Company and First Trust of Illinois, a               NA
               National Association, as successor to Continental Illinois National Bank and Trust
               Company of Chicago, dated February 18, 1997, incorporated by reference to Exhibit
               4(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended February
               28, 1997.

      4(d)   Indenture between the Company and American National Bank and Trust Company, as                    NA
               Trustee, for 8 1/4% Convertible Senior Subordinated Debentures due June 15, 2006
               (including form of 8 1/4% Convertible Senior Subordinated Debentures due June 15,
               2006) incorporated by reference to Exhibit 10 of the Company's Schedule 13E-4, filed
               February 18, 1997.

         5   Opinion of Ross & Hardies regarding legality                                                      NA

     10(a)   $35,000,000 Amended and Restated Senior Revolving Credit Note Facility Agreement dated            NA
               August 20, 1996 with American National Bank and Trust Company incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the
               quarter ended August 31, 1997.

  10(a)(1)   Second Amended Agreement regarding $35,000,000 Amended and Restated Senior Revolving              NA
               Credit and Note Facility Agreement made as of November 28, 1997 between Richardson
               Electronics, Ltd. as Borrower and American National Bank and Trust Company as
               Lender, incorporated by reference to Exhibit 10 to the Company's Quarterly Report on
               Form 10-Q for the quarter ended November 30, 1997.

  10(a)(2)   Loan Agreement dated as of March 1, 1998 among Richardson Electronics, Ltd., various              NA
               lending institutions and American National Bank and Trust Company of Chicago as
               Agent, establishing a $50,000,000 Credit Facility, incorporated by reference to
               Exhibit 10(a) of the Company's Quarterly Report on Form 10-Q for the quarter ended
               February 28, 1998.

EXHIBIT NO                                        DESCRIPTION                                         FILING METHOD
-----------  --------------------------------------------------------------------------------------  ---------------
     10(b)   Industrial Building Lease, dated April 10, 1996 between the Company and the American              NA
               National Bank and Trust Company, as trustee under Trust No. 56120 dated 2-23-83 incorporated by reference to Exhibit 10(b) to the Company's Annual Report on Form
               10-K for the fiscal year ended May 31, 1996.

     10(c)   Revolving credit agreement and term loan dated February 18, 1997 between Richardson               NA
               Electronics Acquisition Corporation and First Chicago NBD Bank, Canada, together with guarantee of the Company, incorporated by reference to Exhibit 10(a) to the
               Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997.

  10(c)(1)   Second Amending Agreement made as of August 22, 1997 between Burtek Systems Inc. as               NA
               Borrower and First Chicago NBD Bank, Canada as Lender and Richardson Electronics,
               Ltd. as Guarantor, incorporated by reference to Exhibit 10 to the Company's
               Quarterly Report on Form 10-Q for the quarter ended August 31, 1997.

  10(c)(2)   Amended and Restated Credit Agreement made as of March 1, 1998 between Burtek Systems             NA
               Inc. as Borrower and First Chicago NBD Bank, Canada as Lender and Richardson
               Electronics, Ltd. and Guarantor, incorporated by reference to Exhibit 10(b) to the
               Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998.

     10(d)   The Corporate Plan for Retirement                                                                 NA

             The Profit Sharing / 401(k) Plan

             Fidelity Basic Plan Document No. 07 dated June 1, 1996, incorporated by reference to              NA
               Exhibit 10(d) to the Company's Annual Report on Form 10-K for the fiscal year ended
               May 31, 1996

     10(e)   The Company's Amended and Restated Incentive Stock Option Plan effective April 8, 1987            NA
               incorporated by reference to Exhibit 10(m) to the Company's Annual Report on Form
               10-K for the fiscal year ended May 31, 1987.

  10(e)(1)   First Amendment to the Company's Amended and Restated Incentive Stock Option Plan                 NA
               effective April 11, 1989 incorporated by reference to Exhibit 10(l)(1) to the
               Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1989.

  10(e)(2)   Second Amendment to the Company's Amended and Restated Incentive Stock Option Plan                NA
               effective April 11, 1989 incorporated by reference to Exhibit 10(l)(2) to the
               Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1991.

  10(e)(3)   Third Amendment to the Company's Amended and Restated Incentive Stock Option Plan                 NA
               effective April 11, 1989 dated August 15, 1996, incorporated by reference to the
               Company's Proxy Statement used in connection with its Annual Meeting of Stockholders held October 1, 1996.

     10(f)   The Company's Amended and Restated Employees Stock Purchase Plan, incorporated by                 NA
               reference to the Company's Proxy Statement used in connection with its Annual
               Meeting of Stockholders held October 2, 1985.

EXHIBIT NO                                        DESCRIPTION                                         FILING METHOD
-----------  --------------------------------------------------------------------------------------  ---------------
  10(f)(1)   First Amendment to Amended and Restated Employees Stock Purchase Plan, incorporated by            NA
               reference to Appendix D to the Company's Proxy Statement/Prospectus dated November
               13, 1986 included in its Registration Statement on Form S-4, Commission File No.
               33-8696.

  10(f)(2)   Second Amendment to Amended and Restated Employees Stock Purchase Plan, incorporated              NA
               by reference to Appendix E to the Company's Proxy Statement/Prospectus dated
               November 13, 1986 included in its Registration Statement on Form S-4, Commission
               File No. 33-8696.

  10(f)(3)   Third Amendment to Amended and Restated Employees Stock Purchase Plan incorporated by             NA
               reference to Exhibit 10(m)(3) to the Company's Annual Report on Form 10-K for the
               fiscal year ended May 31, 1990.

  10(f)(4)   Fourth Amendment to Amended and Restated Employees Stock Purchase Plan incorporated by            NA
               reference to Exhibit 10(m)(4) to the Company's Annual Report on Form 10-K for the
               fiscal year ended May 31, 1991.

  10(f)(5)   Fifth Amendment to Amended and Restated Employees Stock Purchase Plan incorporated by             NA
               reference to Exhibit 10(m)(5) to the Company's Annual Report on Form 10-K for the
               fiscal year ended May 31, 1991.

  10(f)(6)   Sixth Amendment to Amended and Restated Employees Stock Purchase Plan dated August 15,            NA
               1996, incorporated by reference to the Company's Proxy Statement used in connection with its Annual Meeting of Stockholders held October 1, 1996.

     10(g)   Richardson Electronics, Ltd. Employees 1996 Stock Purchase Plan incorporated by                   NA
               reference to Appendix A of the Company's Proxy Statement dated September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996.

     10(h)   Employees Stock Ownership Plan and Trust Agreement, effective as of June 1, 1987,                 NA
               dated July 14, 1994, incorporated by reference to Exhibit 10(f) to the Company's
               Annual Report on Form 10-K for the fiscal year ended May 31, 1994.

  10(h)(1)   First Amendment to Employees Stock Ownership Plan and Trust Agreement, dated July 12,             NA
               1995, incorporated by reference to Exhibit 10(g)(1) to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1995.

  10(h)(2)   Second Amendment to Employees Stock Ownership Plan and Trust Agreement, dated July 12,            NA
               1995, dated April 10, 1996, incorporated by reference to the Company's Proxy
               Statement used in connection with its Annual Meeting of Stockholders held October 1,
               1996.

     10(i)   Stock Option Plan for Non-Employee Directors incorporated by reference to Appendix A              NA
               to the Company's Proxy Statement dated August 30, 1989 for its Annual Meeting of
               Stockholders held on October 18, 1989.

     10(j)   Richardson Electronics, Ltd. 1996 Stock Option Plan for Non-Employee Directors,                   NA
               incorporated by reference to Appendix C of the Company's Proxy Statement dated
               September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996.

EXHIBIT NO                                        DESCRIPTION                                         FILING METHOD
-----------  --------------------------------------------------------------------------------------  ---------------
     10(k)   The Company's Employees' Incentive Compensation Plan incorporated by reference to                 NA
               Appendix A to the Company's Proxy Statement dated August 31, 1990 for its Annual
               Meeting of Stockholders held on October 9, 1990.

  10(k)(1)   First Amendment to Employees Incentive Compensation Plan incorporated by reference to             NA
               Exhibit 10(p)(1) to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1991.

  10(k)(2)   Second Amendment to Employees Incentive Compensation Plan dated August 15, 1996,                  NA
               incorporated by reference to the Company's Proxy Statement used in connection with its Annual Meeting of Stockholders held October 1, 1996.

     10(l)   Richardson Electronics, Ltd. Employees' 1994 Incentive Compensation Plan incorporated             NA
               by reference to Exhibit A to the Company's Proxy Statement dated August 31, 1994 for its Annual Meeting of Stockholders held on October 11, 1994.

  10(l)(1)   First Amendment to the Richardson Electronics, Ltd. Employees' 1994 Incentive                     NA
               Compensation Plan dated August 15, 1996, incorporated by reference to the Company's
               Proxy Statement used in connection with its Annual Meeting of Stockholders held
               October 1, 1996.

     10(m)   Richardson Electronics, Ltd. 1996 Incentive Compensation Plan incorporated by                     NA
               reference to Appendix B of the Company's Proxy Statement dated September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996.

     10(n)   Correspondence outlining Agreement between the Company and Arnold R. Allen with                   NA
               respect to Mr. Allen's employment by the Company, incorporated by reference to
               Exhibit 10(v) to the Company's Annual Report on Form 10-K, for the fiscal year ended
               May 31, 1985.

  10(n)(1)   Letter dated February 3, 1992 between the Company and Arnold R. Allen outlining Mr.               NA
               Allen's engagement as a consultant by the Company, incorporated by reference to
               Exhibit 10 (r)(1) to the Company's Annual Report on Form 10-K, for the fiscal year ended May 31, 1992.

  10(n)(2)   Letter dated April 1, 1993 between the Company and Arnold R. Allen regarding Mr.                  NA
               Allen's engagement as consultant by the Company, incorporated by reference to
               Exhibit 10(i)(2) to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1994.

     10(o)   Letter dated January 14, 1992 between the Company and Jacques Bouyer setting forth the            NA
               terms of Mr. Bouyer's engagement as a management consultant by the Company for
               Europe, incorporated by reference to Exhibit 10(t)(1) to the Company's Annual Report on Form 10-K for the fiscal year ended on May 31, 1992.

  10(o)(1)   Letter dated January 15, 1992 between the Company and Jacques Bouyer setting forth the            NA
               terms of Mr. Bouyer's engagement as a management consultant by the Company for the
               United States, incorporated by reference to Exhibit 10(t)(1) to the Company's Annual
               Report on Form 10-K for the fiscal year ended on May 31, 1992.

EXHIBIT NO                                        DESCRIPTION                                         FILING METHOD
-----------  --------------------------------------------------------------------------------------  ---------------
     10(p)   Letter dated January 13, 1994 between the Company and Samuel Rubinovitz setting forth             NA
               the terms of Mr. Rubinovitz' engagement as management consultant by the Company incorporated by reference to Exhibit 10(m) to the Company's Annual Report on Form
               10-K for the fiscal year ended on May 31, 1994.

     10(q)   Letter dated April 4, 1994 between the Company and Bart F. Petrini setting forth the              NA
               terms of Mr. Petrini's employment by the Company, incorporated by reference to
               Exhibit 10(o) to the Company's Annual Report on Form 10-K for the fiscal year ended on May 31, 1994.

     10(r)   Letter dated May 20, 1994 between the Company and William J. Garry setting forth the              NA
               terms of Mr. Garry's employment by the Company, incorporated by reference to Exhibit
               10(p) to the Company's Annual Report on Form 10-K for the fiscal year ended on May
               31, 1994.

     10(s)   Letter dated October 17, 1994 between the Company and Flint Cooper setting forth the              NA
               terms of Mr. Cooper's employment by the Company, incorporated by reference to
               Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended
               November 30, 1994.

     10(t)   Agreement dated January 16, 1997 between the Company and Dennis Gandy setting forth               NA
               the terms of Mr. Gandy's employment by the Company, incorporated by reference to
               Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended
               February 28, 1997.

     10(u)   Agreement dated March 21, 1997 between the Company and David Gilden setting forth the             NA
               terms of Mr. Gilden's employment by the Company, incorporated by reference to
               Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended
               February 28, 1997.

     10(v)   Employment agreement dated as of November 7, 1996 between the Company and Bruce W.                NA
               Johnson incorporated by reference to Exhibit (c)(4) of the Company's Schedule 13
               E-4, filed December 18, 1996.

     10(w)   Employment Agreement dated as of January 26, 1998 between the Company and Norman                  NA
               Hilgendorf, incorporated by reference to Exhibit 10(c) of the Company's Quarterly
               Report on Form 10-Q for the quarter ended February 28, 1998.

     10(x)   Employment contract dated May 10, 1993 as amended March 23, 1998 between the Company              NA
               and Pierluigi Calderone incorporated by reference to Exhibit 10(d) of the Company's
               Quarterly Report on Form 10-Q for the quarter ended February 28, 1998.

     10(y)   The Company's Directors and Officers Liability Insurance Policy issued by Chubb Group             NA
               of Insurance Companies Policy Number 8125-64-60A, incorporated by reference to
               Exhibit 10(u) to the Company's Annual Report on Form 10-K for the fiscal year ended
               May 31, 1991.

  10(y)(1)   The Company's Directors and Officers Liability Insurance Policy renewal issued by                 NA
               Chubb Group of Insurance Companies Policy Number 8125-64-60E, incorporated by reference to Exhibit 10(t)(1) to the Company's Annual Report on Form 10-K for the
               fiscal year ended May 31, 1996.

EXHIBIT NO                                        DESCRIPTION                                         FILING METHOD
-----------  --------------------------------------------------------------------------------------  ---------------
  10(y)(2)   The Company's Excess Directors and Officers Liability and Corporate Indemnification               NA
               Policy issued St. Paul Mercury Insurance Company Policy Number 900DX0216,
               incorporated by reference to Exhibit 10(t)(2) to the Company's Annual Report on Form
               10-K for the fiscal year ended May 31, 1996.

  10(y)(3)   The Company's Directors and Officers Liability Insurance Policy issued by CNA                     NA
               Insurance Companies Policy Number DOX600028634, incorporated by reference to Exhibit
               10(t)(3) to the Company's Annual Report on Form 10-K for the fiscal year ended May
               31, 1996.

     10(z)   Distributor Agreement, executed August 8, 1991, between Registrant and Varian                     NA
               Associates, Inc., incorporated by reference to Exhibit 10(d) of the Company's
               Current Report on Form 8-K for September 30, 1991.

  10(z)(1)   Amendment, dated as of September 30, 1991, between Registrant and Varian Associates,              NA
               Inc., incorporated by reference to Exhibit 10(e) of the Company's Current Report on
               Form 8-K for September 30, 1991.

  10(z)(2)   First Amendment to Distributor Agreement between Varian Associates, Inc. and the                  NA
               Company as of April 10, 1992, incorporated by reference to Exhibit 10(v)(5) of the
               Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1992.

  10(z)(3)   Consent to Assignment and Assignment dated August 4, 1995 between Registrant and                  NA
               Varian Associates Inc., incorporated by reference to Exhibit 10(s)(4) of the
               Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1995.

  10(z)(4)   Final Judgment, dated April 1, 1992, in the matter of United States of America v.                 NA
               Richardson Electronics, Ltd., filed in the United States District Court for the
               Northern District of Illinois, Eastern Division, as Docket No. 91 C 6211
               incorporated by reference to Exhibit 10(v)(7) to the Company's Annual Report on Form
               10-K for the fiscal year ended May 31, 1992.

    10(aa)   Trade Mark License Agreement dated as of May 1, 1991 between North American Philips               NA
               Corporation and the Company incorporated by reference to Exhibit 10(w)(3) of the
               Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1991.

    10(bb)   Agreement among Richardson Electronics, Ltd., Richardson Electronique S.A., Covelec               NA
               S.A. (now known as Covimag S.A.), and Messrs. Denis Dumont and Patrick Pertzborn,
               delivered February 23, 1995, translated from French, incorporated by reference to
               Exhibit 10(b) to the Company's Report on Form 8-K dated February 23, 1995.

    10(cc)   Settlement Agreement by and between the United States of America and Richardson                   NA
               Electronics, Ltd. dated May 31, 1995 incorporated by reference to Exhibit 10(a) to the Company's Report on Form 8-K dated May 31, 1995.

     23(a)   Consent of Independent Auditors.                                                                   E

     23(b)   Consent of Ross & Hardies.                                                                       NA+

------------------------

NA Previously filed.

E  Filed herewith.

+   Included in Exhibit 5